

perspective.

Legg Mason, Inc. 2004 Annual Report

LEGG MASON

INC

USA
ARGENTINA
ARUBA
AUSTRALIA
AUSTRIA
BAHAMAS
BAHRAIN
BELGIUM
BELIZE
BERMUDA
BRAZIL
BRITISH WEST INDIES
CANADA
CAYMAN ISLANDS
CHILE
CHINA
COLOMBIA
COSTA RICA
CYPRUS
DENMARK
ECUADOR
FINLAND
FRANCE
GAMBIA
GERMANY
GIBRALTAR
GUAM
GUERNSEY
HONG KONG
INDONESIA
IRELAND
ISLE OF MAN
ISRAEL
ITALY
JAPAN
JERSEY
KUWAIT
LEBANON
LIECHTENSTEIN
LUXEMBOURG
MACAU
MALAYSIA
MALTA
MARSHALL ISLANDS
MEXICO
NETHERLANDS
NETHERLANDS ANTILLES
NEW ZEALAND
NORWAY
PANAMA
PARAGUAY
PERU
PHILIPPINES
PORTUGAL
PUERTO RICO
SAUDI ARABIA
SCOTLAND
SINGAPORE
SOUTH AFRICA
SOUTH KOREA
SPAIN
SWEDEN
SWITZERLAND
TAIWAN
TURKS AND CAICOS ISLANDS
UNITED ARAB EMIRATES
UNITED KINGDOM
VENEZUELA
VIRGIN ISLANDS
WALES

performance.

This was a good year for Legg Mason, our clients and our stockholders.

At Legg Mason, we have one product: **Advice**. And we have one goal: to be, and to be recognized as, one of the very best in our business. This year, Legg Mason again set new records in net revenues, net earnings and earnings per share...and importantly, we achieved record assets under management. Again, the **balance** in our business helped us achieve these record results...at substantially higher levels than the prior records set a year ago.

In our business of advice, we aim to offer **perspective** through our consistent focus on the long-term, and to provide **balance** through a broad scope of high quality expertise in both the equity and fixed income markets, a broad range of both proprietary and non-proprietary products and services, and diverse distribution channels. By staying true to this **perspective** and this **balance**, we hope to deliver strong, reliable **performance** to both our clients and our shareholders...year after year after year.

LISTED AT LEFT ARE MANY OF THE COUNTRIES IN WHICH OUR ASSET MANAGEMENT CLIENTS ARE LOCATED.

2004 Forbes
BEST MANAGED COMPANIES
IN AMERICA

Legg Mason was named by Forbes Magazine *as the "best-managed" company in the Diversified Financials industry in its January 12, 2004 publication of "America's Best Managed Companies."* [1]

[1] The selection was made by *Forbes'* editors and writers, who judged a short list of publicly traded corporations in each of 26 industries on such factors as market leadership, innovation and efficiency. The short list was created based on five year total return, long- and short-term sales and earnings growth and other measurements such as analysts' earnings projections of 1,000 companies taken from a database of publicly traded companies with at least $1 billion in revenues and a stock price of at least $5. *Forbes* is a trademark of FORBES Management Co., Inc., which is not affiliated with Legg Mason.


$300
$286
$200
$192
Growth in Legg Mason's
$177
Assets Under Management
($ in billions)
$140
$112
$100
$89
$71
$44
$35
$25
$17
94
95
96
97
98
99
00
01
02
03
04
Fiscal Years Ended March 31

FINANCIAL HIGHLIGHTS[1]

(Dollars in thousands, except per share amounts)

Years Ended March 31,	**2004**	2003	2002
Operating Results[2]			
Total revenues	**$2,004,267**	$1,586,343	$1,548,893
Net revenues	**1,941,112**	1,500,346	1,423,551
Earnings from continuing operations before income tax provision	**472,309**	306,856	251,143
Net earnings	**297,764**	190,909	152,936
Per Common Share[3]			
Diluted earnings	**$ 4.06**	$ 2.78	$ 2.24
Dividends declared[4]	**0.560**	0.430	0.390
Book value	**22.77**	18.59	16.20
Financial Condition			
Total assets	**$7,262,981**	$6,067,450	$5,939,614
Total stockholders' equity	**1,559,610**	1,247,957	1,084,548

(1) Restated to reflect all pooling of interests transactions.

(2) Restated to reflect discontinued mortgage banking and servicing operations, where applicable.

(3) Adjusted to reflect all stock splits.

(4) Excluding $.16, $.60 and $.19 per share declared by Legg Mason Canada Inc. (formerly Perigee Inc.) prior to acquisition in 2001, 2000 and 1999, respectively.


NET REVENUES
(millions of dollars)
2,100
1,750
1,400
1,050
700
350
95 96 97 98 99 00 01 02 03 04
NET EARNINGS
(millions of dollars)
300
250
200
150
100
50
95 96 97 98 99 00 01 02 03 04
DILUTED EARNINGS PER SHARE
(dollars)
4.50
3.75
3.00
2.25
1.50
0.75
95 96 97 98 99 00 01 02 03 04
BOOK VALUE PER SHARE
(dollars)
24.00
20.00
16.00
12.00
8.00
4.00
95 96 97 98 99 00 01 02 03 04

2001	2000	1999	1998	1997	1996	1995
$1,505,952	$1,367,320	$1,038,899	$ 880,907	$ 655,411	$ 518,303	$393,609
1,332,593	1,235,786	945,989	808,510	613,039	492,941	377,008
261,269	250,391	154,151	125,828	93,818	62,070	27,672
156,230	150,413	93,274	75,307	56,778	38,281	16,602
$ 2.30	$ 2.27	$ 1.48	$ 1.19	$ 0.93	$ 0.67	$ 0.33
0.350	0.305	0.250	0.214	0.191	0.176	0.161
14.14	12.09	9.51	8.48	7.37	5.89	5.01
$4,687,626	$4,812,107	$3,500,202	$2,856,389	$1,907,510	$1,326,518	$834,938
927,720	770,808	571,969	510,808	435,043	302,233	233,103

ASSETS
(billions of dollars)


7.2
6.0
4.8
3.6
2.4
1.2
95 96 97 98 99 00 01 02 03 04

STOCKHOLDERS' EQUITY
(billions of dollars)


1.50
1.25
1.00
0.75
0.50
0.25
95 96 97 98 99 00 01 02 03 04

ASSETS UNDER MANAGEMENT
(billions of dollars)


300
250
200
150
100
50
95 96 97 98 99 00 01 02 03 04

FINANCIAL ADVISORS


1,500
1,250
1,000
750
500
250
95 96 97 98 99 00 01 02 03 04



Raymond A. Mason is Chairman, President and Chief Executive Officer of Legg Mason, Inc. In 1962, he founded Mason & Company, which merged in 1970 with Legg & Co., founded in Baltimore in 1899. He became President of the combined firm following the merger and was named Chief Executive Officer in 1975. He has served as Chairman of the National Association of Securities Dealers (NASD), the Securities Industry Association and the Greater Baltimore Committee. In May 2002, he became Chairman of the Board of Trustees of The Johns Hopkins University.

TO OUR STOCKHOLDERS

I am delighted to say that fiscal 2004 was once again a record year at Legg Mason.

The year began with continued economic uncertainty, fueled by the conflict in Iraq and the continued focus on corporate governance, regulatory and accounting issues. Despite these factors, the equity markets improved substantially during the year, with the S&P 500 up 33% over the 12-months. Also during the year, the Federal Reserve lowered the federal funds rate to 1.00%, the lowest level in 45 years. However, in the bond markets there was increased volatility in long-term yields, as investor sentiment shifted from fear of deflation to fear of inflation.

Thanks in large part to the **balance** in our mix of businesses as well as the **performance** of those businesses—all of which had strong results this year—we were not only able to achieve record revenues and earnings but did so at substantial margins above last year's record levels.

Our net revenues were $1.9 billion,[2] 29% above fiscal 2003's $1.5 billion, which was the prior record. Our net earnings were $298 million, up 56% from $191 million a year ago, also the prior record, while our diluted earnings per share were $4.06, up 46% from the previous record of $2.78, also set in fiscal 2003.

Asset Management, which registered its 22nd straight year of increased investment advisory and related fees and its 12th straight year of increased assets under management, continues to be the primary driver of both our revenues and profits; this year, our Asset Management business segment represented 1/2 of our net revenues and 2/3 of our pre-tax earnings.

Our Capital Markets business segment also reached new highs this year in both net revenues and pre-tax earnings, while our Private Client business segment achieved record pre-tax earnings this year.

[2] All financial data in this letter relate to the Company's continuing operations and reflect the sale of our commercial mortgage servicing operations during fiscal 2004 as discontinued operations. The gain on sale increased our net earnings by $6.5 million.

Asset Management

($ in millions)	Fiscal Years Ended March 31, 2004	2003	2002
Net revenues	**$969.3**	$648.1	$557.9
Pre-tax earnings	**$316.3**	$178.7	$159.2
Profit margin	**32.6%**	27.6%	28.5%

This year, our assets under management jumped by $94.2 billion, or 49%, to $286.4 billion. Each of our three asset management divisions—Institutional, Mutual Funds and Wealth Management—increased their assets under management, benefitting almost equally from strong flows and market performance. Overall, our net flows for the year aggregated just over $48 billion. Our assets under management have increased, on average, by 26% per year for the past five years and by 33% per year for the past 10 years. In fact, since the September 1991 quarter, our only quarterly decline in managed assets was a 0.6% decline in September 2002.

Our largest equity managers—Legg Mason Funds/Capital Management, Private Capital Management, Royce & Associates, Brandywine Asset Management and Batterymarch Financial Management—were each up over 70% in managed assets during the year. In fact, Private Capital Management's and Royce's assets each more than doubled. At the same time, our premier fixed income manager, Western Asset Management, saw its assets under management increase by 34%, with its overseas assets nearly doubling.

Reflecting the strong overall investment performance and positive cash flows of our largest equity managers, as well as the improved equity markets during the first nine months of the year, our total equity assets under management jumped by 87% during the year, to $112.3 billion from $60.1 billion a year ago, while our fixed income assets increased by 32%, to $174.1 billion from $132.1 billion. Equity assets represented 39% of our total managed assets at year end, up from 31% in March 2003. Our Institutional division represented 65% of our total managed assets at year end; our Mutual Funds division, 23%; and our Wealth Management division, 12%.

Due to the increase in our assets under management, our investment advisory and related fees grew for the 22nd consecutive year, breaking the one billion dollar mark for the first time: these fees were a record $1.2 billion, up 42% from last year, and represented 63% of the Company's total net revenues, up from 57% in fiscal 2003. Each of our three asset management divisions experienced strong growth, with Wealth Management's revenues up the most on a percentage basis—67%—while Mutual Funds were up 53% and Institutional was up 41%

In the last five years, our Asset Management business segment has increased its pre-tax earnings by an average of 29% per year, compounded, on a 27% average increase, compounded, in net revenues.

In *Pensions & Investments'* current ranking of "The Top Money Managers," published in May 2004, Legg Mason ranks as the 26th largest money manager in the United States,[3] based on worldwide assets under management, up from 28th a year ago and up from 46th five years ago.

[3] *Pensions & Investments*, May 31, 2004. In this year's annual survey, *Pensions & Investments* ranked and profiled 803 managers of U.S. institutional tax-exempt assets; rankings were based on assets under management as of December 31, 2003 or January 1, 2004. *Pensions & Investments* is a trademark of Crain Communications Inc., which is not affiliated with Legg Mason.

DRIVING OUR GROWTH: ASSET MANAGEMENT


Changing Net Revenue Mix(1)
(Dollars in thousands)
1,800,000
1,500,000
1,200,000
900,000
600,000
300,000
63%
16%
2%
8%
40%
26%
4%
9%
6%
48%
Investment Advisory and Related Fees
Other
Investment Banking
Net Interest
Securities Brokerage
90
95
00
04
Fiscal Years Ended March 31

As shown in the above chart, Legg Mason has not only grown dramatically in recent years but has changed the focus of its business from securities brokerage to asset management. In the last 10 years, although securities revenues (represented by commissions and principal transactions) has increased at a compound annual rate of [illegible]% ([illegible]% in the last five years), asset management fees have increased by 29% compounded (24% in the last five years) and now represent 63% of consolidated net revenues.

(1) Restated to reflect all pooling of interests transactions and discontinued operations.



Ros Hicks (standing), director of Internal Audit, and Stephanie Beran, director of Risk Management, are shown here at a meeting of Legg Mason's corporate Risk Management Committee, which includes Mark Fetting (Asset Management), Tom Mulroy (Equity Capital Markets), Joe Sullivan (back to camera) (Fixed Income Capital Markets), Peter Bain, chairman of the Committee (Chief Administrative Officer) and Tim Scheve (back to camera) (Legg Mason Wood Walker).

Legg Mason also ranked as the 3rd largest manager of active domestic fixed income and the 5th largest manager of active domestic equity, as well as the 9th largest manager of U.S. institutional tax-exempt assets and the 5th largest manager of endowment/foundation assets.[4]

Our aim is to be regarded as "best-in-class" among asset managers. We are very proud of the investment performance within each of our asset management divisions this year, as reflected by a variety of achievements and awards announced recently. Among them:

- Legg Mason Value Trust, managed by Bill Miller, became the only equity mutual fund to have beaten the S&P 500 for the last 13 consecutive calendar years.
- In its February 9, 2004 edition, *Barron's* ranked Legg Mason as the #2 fund family in the United States for 2003, in its annual ranking of "the best mutual fund families."[5] This is the third year in a row that Legg Mason has ranked among the top three in this survey.

[4] These rankings were all based on U.S. institutional, tax-exempt assets, managed internally.

[5] The ranking was based on calendar 2003 investment performance; it did not include the Royce Funds but did include Western Asset's institutional funds in addition to the Legg Mason Funds. The ranking was determined using a weighted average ranking system to assess firmwide performance over five investment categories (U.S. equity, international, balanced, taxable bond and tax-free bond). Each family's funds were weighted by asset size, while the overall ranking weighted the five fund categories in proportion to their overall importance within Lipper universe, with U.S. equity being given the highest weighting. Seventy-five fund families meeting certain criteria in regard to the breadth and diversification of their fund offerings were included in the *Barron's*/Lipper survey that determined the rankings. *Barron's* is a trademark of Dow Jones & Company, Inc., which is not affiliated with Legg Mason.

- Also in February, Standard & Poor's named Legg Mason the "Best Offshore Fund Management Group 2004" in its annual ranking of offshore investment funds and fund families.[6] Legg Mason was also the First Place Winner of the "Best Specialist Groups" Award for the 1-year period, and certain of our offshore funds—managed by each of Legg Mason Funds Management, Western Asset, Batterymarch and Royce—were named First Place Winners of a "Best Fund in Sector" Award for the 1-year period. In addition, for the second consecutive year, an offshore fund subadvised by Private Capital Management was named the #1 Equity USA sector fund for the 1-, 3- and 5-year periods. None of these offshore funds are sold in the United States or to United States investors.
- Twenty-four of our 40 proprietary funds followed by Lipper Analytical Services,[7] representing 81% of those funds' assets under management, outperformed their respective Lipper averages for the 1-year period ended March 31, 2004. Eleven of these funds performed in the top decile of their respective Lipper categories for the 1-year period, including Legg Mason Growth Trust (formerly Focus Trust), which was not only ranked as the #1 fund among all large-cap growth funds[8] for the second year in a row but was also ranked #1 for the 3- and 7-year periods.
- As of March 31, 2004, 24 of our 35 proprietary funds rated by Morningstar,[9] representing 80% of those funds' assets under management, had overall ratings of 4- or 5-stars. As of the same date, *all* nine Royce Funds rated by Morningstar and *all* five Western Asset Funds rated by Morningstar had overall ratings of 4- or 5-stars.

Private Client

	Fiscal Years Ended March 31,		
($ in millions)	**2004**	2003	2002
Net revenues	**$677.8**	$588.6	$618.2
Pre-tax earnings	**$120.7**	$ 77.6	$ 53.3
Profit margin	**17.8%**	13.2%	8.6%

The improved equity markets this year also helped our Private Client business, which increased its net revenues by 15%. Fee-based revenues were 44% of Private Client production, unchanged from fiscal 2003. Overall, our Private Client business segment represented 35% of our net revenues this year, and 26% of our pre-tax earnings.

[6] Standard & Poor's Fund Awards are currently calculated for 19 international jurisdictions covering Europe, Asia, Africa, Australia and the United States. The calculation of the award-winning companies is not simply for performance alone but indicates consideration of the consistency of that performance relative to the funds' peer groups. Standard & Poor's is a division of The McGraw-Hill Companies, which is not affiliated with Legg Mason.

[7] Lipper is a trademark of Reuters S.A., which is not affiliated with Legg Mason.

[8] Included 612 and 647 funds, respectively, for the 1-year periods ended March 31, 2004 and 2003; 498 funds for the 3-year period; and 199 funds for the 5-year period.

[9] Morningstar is a trademark of Morningstar Inc., which is not affiliated with Legg Mason.

Assets in retail client accounts jumped 32% to $86 billion.[10] These assets have grown at an average compound rate of 7% over the last five years and, over the last ten years, 17%. Included in these assets were $21.8 billion in individual retirement accounts for which Legg Mason served as custodian.

In addition to Private Client's increased revenues, cost savings initiatives implemented by Private Client in the last two years—including branch consolidations, reduced commission rates and lower technology and communications costs—helped this business segment achieve a 56% increase in pre-tax earnings and improve its pre-tax profit margin to 17.8%.

In the last five years, Private Client has increased its pre-tax earnings by an average of 11% per year, compounded, on a 5% average increase, compounded, in net revenues.

We are delighted to report that, in January of this year, Legg Mason Wood Walker, Inc. received the J.D. Power and Associates award for *Highest in Investor Satisfaction with Full Service Brokerage Firms.*[11] Eighteen firms were profiled in the study and, based on responses from 6,159 investors nationwide who use one of the profiled firms, each firm was ranked in each of six segments: account management, integrity, customer service, investment advisors, costs, and information resources.

Going forward, the Private Client Group has set strategic goals of becoming 60–70% fee-based, increasing its market share by strengthening existing operations rather than opening new offices, and increasing the number of its Financial Advisors by 5% per year. By the end of calendar 2007, the Private Client Group aims to increase the average productivity of its Financial Advisors to $600,000 per year and achieve and then maintain a 20% profit margin.

Capital Markets

	Fiscal Years Ended March 31,		
($ in millions)	**2004**	2003	2002
Net revenues	**$295.8**	$264.2	$247.6
Pre-tax earnings	**$ 55.1**	$ 51.6	$ 39.0
Profit margin	**18.6%**	19.5%	15.8%

The investment banking and institutional equity sales and trading departments of our Capital Markets business clearly benefited from the improved equity markets this year, while fixed income sales and trading, as well as municipal banking, were negatively affected by inflation concerns, which reduced both trading volumes and new issue activity. Overall, Capital Markets' net revenues and pre-tax earnings increased by 12% and 7%, respectively, this year, after increases of 7% and 32%, respectively, a year ago. This business segment represented 15% of the firm's net revenues this year, down from 18% a year ago.

[10] Includes all assets in retail brokerage accounts. Any such assets invested in Legg Mason proprietary funds or in separate accounts managed for a fee by a Legg Mason manager are also included in our reported assets under management.

[11] To see how we rated, see the J.D. Power and Associates 2004 Full Service Investor Satisfaction Study^{SM} at the J.D. Power Consumer Center: www.jdpower.com/cc/finance.





Tim Scheve, Mark Fetting and Peter Bain each assumed major new responsibilities for Legg Mason this year in conjunction with the implementation of an executive management development program that is intended to broaden the corporate exposure of our next generation of executive leadership. Tim Scheve, who had been Legg Mason's Chief Administrative Officer, is now President and CEO of Legg Mason Wood Walker; Mark Fetting, head of Mutual Funds, assumed additional responsibilities as President, Asset Management; and Peter Bain, formerly head of Wealth Management: Asset Management, is now Chief Administrative Officer.

In the last five years, our Capital Markets business segment has increased its pre-tax earnings by an average of 48% per year, compounded, on an 18% average increase, compounded, in net revenues.

Strong performance in both investment banking and institutional equity sales and trading helped Equity Capital Markets achieve a strong increase in both pre-tax earnings and net revenues this year.

Fixed Income Capital Markets had a more difficult year, as its net revenues and pre-tax earnings both declined.

Independence of research has become an important issue in the securities business. We believe the Equity Research Department that supports our Capital Markets business is unusual in two respects: first, almost 2/3 of our publishing analysts come from industry rather than Wall Street; and second, the analysts are not restricted by any pre-imposed limits on the number of their buy, sell or hold recommendations. We were particularly pleased, therefore, by our position in two prominent industry rankings published in May 2004: we placed fourth overall in *The Wall Street Journal's* "Best on the Street" list,[12] with eight of 25 qualifying analysts named on the list; and we tied for second overall (and first in stock-picking) in the number of awards received in a *Forbes*/StarMine analysis of the stock-picking ability and earnings accuracy of sell-side equity analysts.[13]

[12] Five analysts were named in each of 48 industry groups; 1,463 analysts from 230 firms met the survey's eligibility requirements and qualified to have their research analyzed in detail for the list. *The Wall Street Journal* is a trademark of Dow Jones & Company, Inc., which is not affiliated with Legg Mason.

[13] To produce the rankings, *Forbes*/StarMine evaluated 70,000 stock recommendations made by 3,200 security analysts during calendar 2003 for companies based in the U.S. and Canada. *Forbes* is a trademark of FORBES Management Co., Inc., which is not affiliated with Legg Mason. StarMine is a trademark of StarMine Corporation, which is not affiliated with Legg Mason.

In Closing

Over the last five years, we have increased our net earnings by 26% per year compounded, on average, while our net revenues have been up an average of 15% per year, compounded.

Five years ago, our pre-tax margin was 16%. By last year, we had increased this important metric to 20% and announced a goal of a further increase, to 25%, over the next five years. This year, we achieved a pre-tax margin of 24.3%.

Also important to analysts who assess our creditworthiness is our ability to cover all of our fixed expenses by recurring fees. This year, our recurring fees were 172% of our fixed expenses, up from 143% a year ago and up from 123% five years ago.

Our record operating results supported a 25% increase in stockholders' equity this year, to a record $1.560 billion, while book value per share was up 22%, to $22.77. This year also marked our 23rd consecutive year of declared dividend increases, to $0.56 per share.

Our total client assets, which include all investment advisory and brokerage assets, minus any overlap, ended the year at a record $356.4 billion, up 42% from last year's record $250.3 billion.

In spite of healthy investment returns, this was a difficult year for investor confidence. The conflict in Iraq and concerns about the strength of an economic recovery affected everyone, and the regulatory investigations into mutual fund business practices uncovered disconcerting instances of conflicts of interest and insufficient controls.

In our business of advice, we aim to offer perspective through our consistent focus on the long-term, and to provide balance through a broad scope of high quality expertise in both the equity and fixed income markets, a broad range of both proprietary and non-proprietary products and services, and diverse distribution channels. By staying true to this **perspective** and this **balance**, we hope to deliver strong, reliable **performance** to both our clients and our shareholders.

In January of this year, *Forbes* magazine named Legg Mason one of the "Best Managed Companies in America"...and the best among Diversified Financials.[14] We were particularly gratified by this *Forbes'* recognition, and we thank all of our hardworking and dedicated employees who helped us achieve it.

Raymond A. Mason
Chairman, President and Chief Executive Officer
June 8, 2004

[14] See footnote on inside cover page.



Board of Directors

Back, left to right:

Peter F. O'Malley
Of Counsel, O'Malley, Miles, Nylen & Gilmore, P.A.

Roger W. Schipke
Executive in Residence, Univ. of Louisville School of Bsns. & Public Admin.; and Adjunct Professor, Univ. of Kentucky Gatton College of Bsns. & Econ.

Hon. Carl Bildt
Advisor to numerous international organizations; Former Prime Minister of Sweden

Harold L. Adams
Chairman Emeritus, RTKL Associates, Inc.

James E. Ukrop
Chairman, Ukrop Super Markets, Inc.

Edward I. O'Brien
Private Investor; Retired President, Securities Industry Association

Raymond A. Mason
Chairman, President and Chief Executive Officer, Legg Mason, Inc.

Margaret Milner Richardson
Private investor; Former U.S. Commissioner of Internal Revenue

Nicholas J. St. George
Private Investor (Lead Independent Director and Chairman of Nominating & Corporate Governance Committee)

James W. Brinkley
Senior Executive Vice President, Legg Mason, Inc. and Chairman, Legg Mason Wood Walker, Inc.

Richard J. Himelfarb
Senior Executive Vice President, Legg Mason, Inc.

Harry M. Ford, Jr.
Senior Vice President, Legg Mason Wood Walker, Inc.

On stairs, left to right:

Dennis R. Beresford
Professor, Univ. of Georgia; Former Chairman of Financial Accounting Standards Board (Chairman of Audit Committee)

Kurt L. Schmoke
Dean, School of Law at Howard University; Former Mayor of Baltimore

John E. Koerner III
Managing Member, Koerner Capital, LLC (Chairman of Compensation Committee)



MARGARET MILNER RICHARDSON

Peggy Richardson joined the LM Board in November. Currently engaged in private consulting and investments, she served as the U.S. Commissioner of Internal Revenue from 1993 to 1997.

PURSUING OUR GOAL OF BEST-IN-CLASS



Standard & Poor's
FUND AWARDS
OFFSHORE 2004
This is to certify that
Legg Mason
has been awarded as the
Overall Winner
Best Offshore Fund Management Group 2004
GEOFF HAWKSWORTH
MANAGING DIRECTOR,
INVESTMENT SERVICES EUROPE
STANDARD & POOR'S
WINNER
STANDARD &POOR'S
FUND AWARDS 2004
OFFSHORE

In February, Legg Mason was named by Standard & Poor's as the "Best Offshore Fund Management Group 2004" in its annual ranking of offshore investment funds and fund families. The Standard & Poor's Fund Awards are currently calculated for 19 international jurisdictions covering Europe, Asia, Africa, Australia and the USA and have been running for as many as 14 years for certain mature markets. The calculation of the award-winning companies is not simply for performance alone, but indicates consideration of the consistency of that performance relative to the funds' peer groups.

(Standard and Poor's is a division of The McGraw-Hill Companies, which is not affiliated with Legg Mason.)

ASSET MANAGEMENT

PURSUING OUR GOAL OF BEST-IN-CLASS

The guiding principle in our asset management business is that the provision of consistently strong **performance** over the long term is critical. It is also difficult to achieve.

Our goal is to be, and to be recognized as, one of the best in the asset management business. We believe we have laid the foundations for achieving this goal: solid diversification of asset classes and products; a broad and deep pool of investment talent, focused on providing consistently high quality performance over the long term; and an infrastructure that is designed to leverage and perpetuate the skills of our investment professionals while enabling them to keep focused on what they do best.

Staying true to this model has enabled us to grow without sacrificing performance.

In the last 10 years, asset management has driven our growth. Investment advisory and related fees represented 63% of the firm's net revenues this past year, up from 17% in fiscal 1994. With $286.4 billion of assets under management, we manage more than 17 times the $16.7 billion we managed ten years ago. Although our infrastructure and client base were virtually all in the United States ten years ago, we now manage money for clients in 70 countries around the world, have operations on the ground in the United Kingdom, Canada and Singapore, and have fund families domiciled in Ireland, the United Kingdom, Canada, Singapore and the Cayman Islands. We have additional funds domiciled in Luxembourg, the Netherlands Antilles, and Bermuda.

LEVERAGING OUR INSTITUTIONAL MANAGERS' EXPERTISE, PROTECTING THEIR PERFORMANCE

We entered the equity asset management business in 1982, when we introduced Value Trust—thereby launching the Legg Mason Funds—and simultaneously launched a separate advisory business to manage discretionary accounts for institutions and wealthy individuals in the same style envisioned for Value Trust. These businesses were the predecessors of Legg Mason Funds Management and Legg Mason Capital Management, which house the equity funds and the separate accounts management of Bill Miller and his investment team.

In 1986, we entered the fixed income asset management business by acquiring Western Asset Management Company, then a $3.5 billion manager of US fixed income portfolios for large institutions, headquartered in Los Angeles. In the year following the acquisition, we launched our first taxable bond funds, managed by Western Asset.

Ever since, we have grown both our institutional and mutual fund businesses using the same, inter-related model. Whether we have grown organically or by acquisition, we have sought to develop an investment business populated by managers who are top performers in their respective investment disciplines, while seeking to minimize the level of overlap among them. We protect our managers by this avoidance of conflict, and we help them grow their franchises by developing new, proprietary funds and similar investment products that mirror the managers' core institutional products and areas of expertise.




WESTERNASSET

The leadership of Jim Hirschmann, Ken Leech and Steve Walsh has made Western Asset one of the leading fixed income managers in the world. In the last five years, Western Asset has more than tripled its assets under management and more than doubled its client base, while sustaining the performance for which it has become known: as of March 2004, 21 of Western Asset's 23 major investment disciplines (representing 99.6% of its total managed assets) had outperformed their respective benchmarks since inception.[15]

In February, Western Asset moved into a new headquarters complex in Pasadena.

[15] See footnote 19 on page 17.

Overall, we have leveraged our institutional managers into a multi-national, multi-channel, multi-franchise business aggregating $187 billion in managed assets in more than 50 separate investment styles, with minimum investments ranging from $5 million to $75 million. Our institutional managers manage funds in all of the Legg Mason fund families, both in the United States and offshore; these funds utilize the Legg Mason brand name in the U.S. retail market but generally use the respective manager's name in the institutional and offshore markets.

The success of our strategy of leveraging our institutional managers' expertise through mutual funds, without sacrificing performance, is evidenced by the major awards received by our U.S. and offshore fund families this year. Legg Mason was named by *Barron's* as the #2 fund family in the United States for 2003—the third year in a row that Legg Mason has been among the top three in this annual ranking of "the best mutual fund families"[16]—and we were also named by Standard & Poor's as the "Best Offshore Fund Management Group 2004" in its annual ranking of offshore investment funds and fund families.[17]

Western Asset Management

Western Asset, headquartered in Pasadena but with on-the-ground asset management operations also in London and Singapore, is one of the leading fixed income managers in the world. Over the last five years, since Western Asset transitioned to a new executive and investment management team, the company has achieved impressive growth—in assets under management, clients, and the number and types of products offered—while retaining its culture. Today, Western Asset has 378 clients and approximately $160 billion under management, up from 153 and approximately $50 billion, respectively, five years ago.[18]

In collaboration with Legg Mason, Western Asset during this period has completed several important technology initiatives related to investment and client management, compliance, portfolio accounting and fee billing, as well as development of intranet and client web sites; established product development and risk management teams; integrated its London and Pasadena operations; and established over a dozen new products, including privately funded hedge funds, privately placed CDOs and publicly offered closed-end funds.

In the last three months of the year, Western Asset established on-the-ground asset management operations in Singapore through the acquisition of the business of Rothschild Asset Management (Singapore) and moved into a new headquarters complex in Pasadena.

Western Asset accomplished all of this without sacrificing its investment performance. As of March 2004, all five of its rated institutional funds had overall Morningstar ratings of 4- or 5-stars, and 21 of the 22 investment composites actively marketed by the firm, representing 99.1% of the $71.4 billion of assets managed in these composites, had outperformed their respective benchmarks since inception.[19]

In these regards, Western Asset is a perfect example of what we mean when we say we help our institutional managers grow by leveraging their expertise without sacrificing their performance.

[16] Source: *Barron's*, February 9, 2004. See footnote 5 on page 8.

[17] Source: Standard & Poor's, February 2004. See footnote 6 on page 9.

[18] Historical data is as of December 31, 1998.

[19] For the 1-, 3-, 5- and 10-year periods, 20 of 22, 17 of 20, 12 of 13 and 8 of 8 actively marketed investment composites, respectively, in existence for the respective time periods, had beaten their respective benchmarks, representing 98.5%, 95.5%, 99.4% and 100.0%, respectively, of the assets in such composites.

Batterymarch Financial Management

Batterymarch is a full-service global equity manager offering a broad range of U.S., international and emerging markets strategies that draw on the firm's quantitative stock selection expertise. Batterymarch has been part of the Legg Mason family since January 1995, and—like Western Asset—the firm has grown in many respects since then: managed assets, products offered and employees. This year, Batterymarch also assumed responsibility for the equity assets formerly managed by Legg Mason Investments in London. But Batterymarch has achieved this growth without sacrificing its strong investment performance: in fact, *all* five of its actively marketed investment composites that are at least 10 years old outperformed their respective benchmarks for the 10-year period ended March 2004.

In the last five years, Batterymarch has almost tripled its assets under management—from less than $4.5 billion to just under $12 billion—and more than tripled its number of clients. Again, notwithstanding its growth, its investment performance has remained strong: *all* seven of Batterymarch's actively marketed investment composites that are at least five years old outperformed their respective benchmarks for the 5-year period ended March 2004.[20]

Brandywine Asset Management

Brandywine, which focuses on "classic" value investing, has been part of the Legg Mason family since January 1998. Since that time, it has aimed to achieve strong, balanced growth while delivering top-quality performance to its clients. The infrastructure it has built clearly paid off this past year: Brandywine's assets under management increased by approximately 75%, to just over $14 billion. During the year, it attracted $2.4 billion in new assets, with four of its five major product groups achieving at least $400 million in new assets: Global Fixed Income, Large Cap Equity, International Equity, and Diversified Small Cap Equity.

Notwithstanding Brandywine's growth, 15 of 19 investment composites actively marketed by the firm, representing 97.5% of the $13.5 billion of assets managed in these composites, have posted above-benchmark returns (net of fees) since inception, while **10** of Brandywine's 11 actively marketed investment composites that were in existence prior to Brandywine's 1998 acquisition by Legg Mason, representing 99.9% of the assets managed in these composites, outperformed their respective benchmarks over the 7-year period ended March 2004.[21]

[20] For the 1- and 3-year periods and since inception, 6 of 13, 11 of 11, and 12 of 13 actively marketed investment composites, respectively, in existence for the respective time periods, had beaten their respective benchmarks, representing 47.0%, 100.0%, and 91.3%, respectively, of the assets in such composites. As of March 2004, Batterymarch had $10.8 billion in assets under management in its actively marketed composites. Batterymarch's U.S. Small Cap investment discipline beat its benchmark for the 3-, 5- and 10-year periods but not for the 1-year period ended March 2004.

[21] For the 1-, 3-, 5- and 10-year periods and since inception, 16 of 19, 14 of 17, 17 of 17 and 5 of 6 actively marketed investment composites, respectively, in existence for the respective time periods, had beaten their respective benchmarks, representing 90.9%, 93.3%, 100.0% and 99.9%, respectively, of the assets in such composites. Of Brandywine's two Diversified Small Cap investment composites, one (which invests in both small- and micro-cap stocks) outperformed its benchmark for each of the 1-, 3-, 5- and 10-year periods ended March 2004 and since inception. The other composite (which does not invest in micro-cap stocks) outperformed its benchmark for the 3- and 5-year periods and since inception; this composite failed to outperform its benchmark for the 1-year period, but still returned 61% (net of fees).



BATTERYMARCH'S U.S. SMALL CAP TEAM

The 17.88% returns (net of fees) since inception posted by Batterymarch's US Small Cap investment discipline is 798 basis points ahead of its Russell 2000 composite's return of 9.90%. Both Batterymarch and the US Small Cap investment team are led by Bill Elcock, chief executive officer (back row, second from left) and Tom Linkas, chief investment officer (back row, second from right). All of Batterymarch's actively marketed investment composites that are at least 10 years old beat their respective benchmarks for the 10-year period ended March 2004, which has helped the firm more than triple its number of clients and almost triple its assets under management in the last five years.[22]



BRANDYWINE'S DIVERSIFIED SMALL CAP TEAM

Both of Brandywine's actively marketed Diversified Small Cap investment composites have outperformed their respective benchmarks since inception. The Diversified Small Cap investment team is led by Henry Otto (seated), who also serves as chairman of Brandywine's executive committee. This year, Brandywine's assets under management jumped by 75%. Notwithstanding the firm's growth, 10 of Brandywine's 11 actively marketed investment composites that were in existence prior to its 1998 acquisition by Legg Mason, representing 99.9% of the assets managed in these composites, outperformed their respective benchmarks over the 7-year period ended March 2004.[23]

[22] See footnote 20 on page 18.

[23] See footnote 21 on page 18.

MUTUAL FUNDS: MULTI-CHANNEL, INCREASINGLY MULTI-NATIONAL

As we have grown, we have not forsaken the individual investor. As investment advisors, we have always believed in the value of diversification. For smaller investors, mutual funds can be an economic, convenient and efficient way to achieve professional portfolio management and asset diversification. One of the major reasons we launched our original proprietary funds family, the Legg Mason Funds, 20 years ago, was our desire to give all investors the opportunity to achieve the benefits of diversification with products whose quality we could control.

We designed the Legg Mason Funds in part to give individual investors access to the same high quality managers that are available to the largest institutions. At year end, this fund family had $27 billion in assets under management in 22 proprietary funds. Legg Mason Funds Management manages our "core" equity funds while Western Asset manages our "core" taxable fixed income funds, and Batterymarch, Brandywine, and several of our other managers advise specialized funds that reflect their various areas of special expertise. Approximately 1,050,000 retail accounts held Legg Mason Funds at year end—up 10% in the last year—including close to 110,000 accounts serviced by the Funds' direct marketing group.

The long-term orientation of our investors has been an important factor in enabling our institutional managers to manage the funds in the same way that they might manage their core institutional accounts. As a result, on an overall basis our mutual funds franchise has been able to deliver strong investment results over the long-term while developing the same research-oriented, multi-product, and increasingly multi-channel and multi-national approach seen in the rest of our businesses.

Testament to the success of our funds strategy, in February of this year Legg Mason was named by *Barron's* as the #2 fund family in the United States for 2003—the third year in a row that Legg Mason has been among the top three in this annual ranking of "the best mutual fund families."[24] Also in February, Legg Mason was named by Standard & Poor's as the "Best Offshore Fund Management Group 2004" in its annual ranking of offshore investment funds and fund families.[25]

Seven years ago we created an Institutional Funds marketing group within Asset Management to provide sales, marketing, client service and operations services for proprietary institutional funds and institutional share classes of other funds managed by our asset managers. The new group was intended to enable the managers to focus on their core competencies and also to broaden their client base—economically—by targeting those institutional clients, nationwide, who do not meet the minimum size requirements for separate account management. In the last two years, the group has helped our institutional assets in the funds to more than double, to $11.2 billion.

[24] See footnote 5 on page 8.
[25] See footnote 6 on page 9.



The Legg Mason Funds Operating Committee meets bimonthly to review all issues, initiatives and projects involving the Funds. The Committee is headed by Mark Fetting, president of Asset Management, and includes the Funds' chief compliance officer and the heads of relevant support groups, including funds accounting, operations, retail funds marketing, institutional funds marketing, retirement services and finance.

Outside of the United States, our offshore funds distributed by Legg Mason Investments had approximately $5.2 billion under management, which is up 250% in the last two years. The naming of Legg Mason by Standard & Poor's as the "Best Offshore Fund Management Group 2004"[26] in February of this year was a particularly significant honor to us, as we have completely reorganized the business of Legg Mason Investments over the last two years. The focus of the 52 professionals at Legg Mason Investments has changed from in-house manufacturing and distribution to pure distribution, with all but one of the funds it distributes managed by Legg Mason managers. In addition, the funds themselves have been reorganized into two primary fund families, the Legg Mason Global Funds, plc, domiciled in Dublin, and the Legg Mason Funds ICVC, domiciled in the United Kingdom. The Legg Mason Global Funds are currently registered for sale in 12 countries in Europe and are authorized for purchase by pension fund managers in Chile and Argentina. The funds' prospectuses are available in Dutch, French, German, Italian, Norwegian and Spanish...in addition to English. Our offshore funds are not offered or sold in the United States or to United States investors.

Overall, our proprietary fund families include an aggregate of 101 funds, and our mutual funds division ended the year with $64.3 billion in assets under management.

[26] See footnote 6 on page 9.



BILL MILLER AND HIS PORTFOLIO MANAGERS

Bill Miller (center) and his portfolio managers have driven the growth of Legg Mason Funds Management and Legg Mason Capital Management to close to $37 billion in managed assets, up from $18 billion five years ago. To support its growth, the group has made substantial investments in technology infrastructure and consultant marketing in the past few years, and this year broadened its investment infrastructure with the hiring of Mike Mauboussin (standing second from left), chief investment strategist, and Ira Malis (seated left), director of research. The investment team also includes portfolio managers (left to right), Jay Leopold; Kyle Legg, president and chief investment officer of Legg Mason Capital Management; Mary Chris Gay; Robert Hagstrom; Nancy Dennin and David Nelson.

Legg Mason Funds/Capital Management

The success of Bill Miller and his investment team has been reflected in the growth of Legg Mason Funds Management and Legg Mason Capital Management, which were established by Legg Mason in 1982. At year end, these subsidiaries managed close to $37 billion in proprietary mutual funds and institutional pooled or separate accounts, up from approximately $18 billion five years ago. The group has begun to reap the benefits of the substantial investments it has made in the last few years in technology infrastructure and consultant marketing, and has now also begun a buildup of its personnel infrastructure.

As many people know, Legg Mason Value Trust, which has been managed or co-managed by Bill Miller since its inception as Legg Mason's first equity fund in 1982, has now achieved the unique record of being the only equity mutual fund to have beaten the S&P 500 in each of the last consecutive 13 calendar years.[27] In addition to this exceptional streak, Value Trust's investment performance put it in the top 1% of *all* large cap funds for the 7- and 10-year periods ended March 31, 2004, as well as since inception in April 1982.

In addition to the $14 billion in Value Trust at year end, Legg Mason Funds/Capital Management managed an additional $14 billion in separate accounts, both proprietary and third party sponsored mutual funds and similar structured products in the same distinctive value style used to manage Value Trust, including "clone" funds introduced by Legg Mason in our offshore fund families and in Canada.

Two other funds managed by Legg Mason Funds Management have been recognized for their superior investment performance. Legg Mason Growth Trust (formerly Focus Trust), managed by Robert Hagstrom, performed in the top 1% of all large cap funds for the 1- and 3-year periods and the top 3% since inception in April 1995. Legg Mason Opportunity Trust, managed by Bill Miller, was in the top 2% of all large cap funds for the 1- and 3-year periods and the top 5% since inception in December 1999.

[27] Source of all fund performance data is Lipper Analytical Services. See footnote 7 on page 9.



Senior Portfolio Managers Charlie Dreyfus, Jack Fockler, Buzz Zaino, Whitney George, along with Chuck Royce, the firm's founder, CEO and CIO, lead the investment team for Royce & Associates. Since its acquisition by Legg Mason in October 2001, Royce's assets under management have more than tripled, but its investment performance has not suffered: as of year end, ***all*** *nine of Royce's funds rated by Morningstar [28] carried overall ratings of 4- or 5-stars. In addition, seven of the Royce Funds were named "Lipper Leaders" in the Small-Cap Core category, and one was named in the Small-Cap Value category, for their overall Total Return as of March 2004.[29]*

Royce & Associates

Royce & Associates, which was acquired in October 2001, has focused on small- and micro-cap value investing since the early 1970s. It is particularly well known for its family of mutual funds, The Royce Funds. As has been standard with virtually all of our money manager acquisitions, Royce has continued to be managed by its pre-acquisition management team, which agreed to stay in place under long-term employment agreements, and no organizational changes were made as a result of the transaction.

The Royce Funds—which have retained their franchise name and pre-existing distribution channels since the acquisition—have been leveraged since the acquisition by the creation of a new class of shares in six of the funds, making them freely exchangeable with the Legg Mason Funds. Royce has also added institutional share classes to seven of its funds so that they can be offered through our Institutional Funds marketing group to that group's target market, and we have created three offshore funds to introduce Royce's expertise to the non-U.S. marketplace.

Since its acquisition, Royce's assets under management have more than tripled, to $18 billion. Notwithstanding this growth, the investment performance of The Royce Funds has remained strong: *all* nine of Royce's funds rated by Morningstar[30] carried overall 4- or 5- star ratings as of year end.

[28] See footnote 9 on page 9.
[29] See footnote 7 on page 9.
[30] See footnote 9 on page 9.



Our wealth managers are overseen by Deepak Chowdhury (standing left), who also oversees our offshore funds business. Legg Mason provides ongoing support to our wealth managers primarily in the areas of technology, legal and compliance and marketing/distribution. The group meets periodically to discuss issues of common concern. Attending a recent meeting were: standing, Charlie Cole (Legg Mason Trust), Gary Queen (PCM), Peter Shriver (Barrett), Pete Simmons (Bingham Legg Advisors), Jim Miller (Bartlett), and Marilyn Millington (Berkshire); and seated, Robert Hagstrom (Legg Mason Focus Capital) and Amy LaGuardia (Seifert Group).

WEALTH MANAGEMENT:

Although we have been *advising* individual investors for over a century, we didn't start *managing* their separate accounts until 1982. Since that time, we have grown both organically and through acquisitions, so that today $35.1 billion is managed by our wealth managers in separate accounts—generally with a minimum size requirement of $1.0–2.5 million.

As a group, Legg Mason's network of wealth managers provides clients with a broad range of investment options: value, core and growth equity as well as the full maturity spectrum of fixed income, both taxable and tax-exempt. Their expertise is made available to Legg Mason's brokerage clients through a fee-based platform, *direct*Advantage℠, which permits each brokerage client to allocate his or her assets among any chosen subset of the participating managers in a portfolio customized to that client's particular needs and goals.

The *direct*Advantage program was enhanced by the creation of Asset Management Technology Solutions, Inc. ("AMTS"), a subsidiary which was spun out of our corporate technology department. AMTS has created for all of our wealth managers a leading edge, Portia-based platform that will not only support their future growth but will also permit integration of operations where desired...such as, in support of jointly managed new products. AMTS's operational and technology consulting and implementation services are also available to our other asset managers and to third parties.



Portfolio decisions at Private Capital Management are made by Bruce Sherman (center), founder, chief executive officer and co-chief investment officer, with Gregg Powers (left), president and co-chief investment officer, and Joe Farley, senior portfolio manager. Since its acquisition by Legg Mason in August 2001, the assets managed by Private Capital Management have almost tripled but its investment performance has remained strong: in the three years ended March 2004, PCM outperformed the S&P 500 by 1,410 basis points and it outperformed the Russell 2000 by 528 basis points (see chart below). Based on its 10-year record through December 2003, PCM was also named in Nelson's[31] *"World's Best Money Managers—2003" as the #1 U.S. Value Equity manager. In February of this year, an offshore fund subadvised by PCM was named by Standard & Poor's for the second year in a row as the #1 Equity USA sector fund for the 1-, 3- and 5-year periods;*[32] *this fund is not sold in the United States or to United States investors.*

AVERAGE ANNUALIZED RETURNS (%)

For the Periods Ended March 31, 2004



Private Capital Management Composite Performance (Net of Fees)
Russell 2000
S&P 500
70
60
50
40
30
20
10
0
61.93
45.17
35.12
0.62
9.44
14.72
-1.21
8.24
25.82
7.42
8.10
23.47
11.70
8.94
23.73
12.00
8.26
21.06
1 Year
3 Year
5 Year
7 Year
10 Year
Since Inception

[31] See footnote 33 on page 27.

[32] See caption to photo on page 14.

Private Capital Management

Private Capital Management was founded in 1986 and acquired by Legg Mason in August 2001. Like Royce, it has grown substantially since its acquisition—its assets have almost tripled, to $25 billion. But its investment performance has remained strong: in the three years ended March 2004, PCM outperformed the S&P 500 by 1,410 basis points and it outperformed the Russell 2000 by 528 basis points: PCM's investment performance (net of fees) was 14.72% compounded over the period, while the S&P 500 returned 0.62% and the Russell 2000 returned 9.44%.

Private Capital Management was recently named in Nelson's *"World's Best Money Managers—2003"* as the #1 U.S. Value Equity manager, based on its performance for the 10-year period ended December 31, 2003.[33] PCM's compounded rate of return for the period was 23.46%, net of fees, while the mean return for the category was 12.62%; 219 money managers were included in the category.

PCM's equity discipline permits investments in companies of any size. The managers use a bottom-up approach, with a 3–5 year investment time horizon, that views each investment as a direct, proprietary ownership interest—in fact, PCM is often the largest or second largest shareholder in the companies in which they invest. There is little or no reliance on Wall Street research, and the sell discipline is based upon an iterative analysis of each company's intrinsic value. The average portfolio holds approximately 40–60 stocks.

Consistent with Legg Mason's longstanding practice, there were no management or other organizational changes as a result of the acquisition of PCM, and Bruce Sherman, who co-founded the company and serves as its CEO, and Gregg Powers, president, who jointly manage all portfolios, have stayed in place under long-term employment agreements. Since acquiring PCM, Legg Mason has created proprietary funds managed by PCM for our funds domiciled in Canada and Dublin, while our brokerage clients have placed more than $1 billion with PCM through our *direct*Advantage program.

[33] Nelson's is a trademark of Thomson Financial, which is not affiliated with Legg Mason.


HIGHEST INVESTOR SATISFACTION
J.D. POWER
AND ASSOCIATES®
FULL SERVICE INVESTORS • 2004
PRESENTED TO
LEGG MASON
BY J.D. POWER AND ASSOCIATES

HIGHEST IN INVESTOR SATISFACTION

J.D. Power and Associates ranked Legg Mason Wood Walker "Highest in Investor Satisfaction with Full Service Brokerage Firms"

In January, Legg Mason Wood Walker received the J.D. Power and Associates award for Highest in Investor Satisfaction with Full Service Brokerage Firms. *The award was based on a survey of 6,159 investors nationwide who use one of the 18 firms profiled in the study. The firm was ranked in several segments including: account management, integrity, customer service, investment advisors, costs, and information resources.*

(J.D. Power and Associates 2004 Full Service Investor Satisfaction Study℠. See how we rated at the J.D. Power Consumer Center: www.jdpower.com/cc/finance.)

PRIVATE CLIENT GROUP

ADVICE-DRIVEN, COMPREHENSIVE, CLIENT-FOCUSED

At Legg Mason, our aim has always been to provide all of the resources of a very large organization while preserving the highly personalized, "hands-on" client service that is considered the hallmark of a very small one. In advising our clients, we aim not only to give our clients access to top asset managers and investment products, but also to provide advice that is particular to each client, consistent with his or her individual risk tolerance, investment time horizon and unique needs and objectives.

At Legg Mason, we have always believed that integrity is at the core of all client relationships. We recognize that investors need to be comfortable that the advice they receive is not only top quality and consistent, but unbiased. Less than 25% of the $86 billion in our brokerage client accounts as of March 31, 2004 was invested in Legg Mason funds or managed by a Legg Mason owned asset manager.

Our Private Client Group aims to help its clients gain control over their total financial picture by helping each client assess his or her complete financial status, including both assets and liabilities; develop a disciplined, long-term asset allocation plan aimed at meeting the client's personal financial goals; implement the plan, with solutions available both from internal experts and managers and from a broad spectrum of approved third party providers who answer to Legg Mason—not just the client—in regard to the ongoing quality and cost of their services; and finally to continue to monitor the plan, adjusting it as necessary as the client's personal situation changes.

In order to provide professional advice to our clients, our Private Client Group has developed for our Financial Advisors both an intensive training program and extensive, career-long continuing education, including advanced certification programs in various areas of specialization.

The Private Client training program is intended to equip every Financial Advisor with the knowledge base necessary to create a disciplined, long-term investment plan with each client—one that is grounded in asset allocation and incorporates insurance, tax, retirement



An ongoing priority of Private Client is to work consistently to improve client service and performance. One of the ways we believe we can enhance both is to promote team-building among our Financial Advisors. All of the members of this year's PCG Advisory Council, which honors our top Financial Advisors, have developed teams to support their efforts. This year, our PCG Advisory Council—whose members average 27 years of service with Legg Mason—includes (standing) Greg Hurlbrink, Baltimore; Tom Hill, Easton; Bud Jordan, Stuart; Ron Fishbein, Gaithersburg; Dennis Cambal, Yarmouth Port; Allan Strange, Richmond; Charlie Graham, Gaithersburg; and (seated) Harry Ford, Baltimore; Mike Freiman, Washington, DC; Jim Snyder, Greenbelt; and Marvin McIntyre, Washington, DC. Not pictured: Marc Cooper, Newport News.



One way our Private Client Group helps our Financial Advisors develop and maintain longstanding client relationships is through strong Financial Advisor training and continuing education. Ellen Brinkley (standing) and Mary-Susan Donhauser (bottom right), co-directors of training, are shown here teaching a class of new trainees—who for the last several years have averaged 37 or 38 years of age—the basics of financial and estate planning.



All Private Client product areas were consolidated under the management of David Penn (left) this year. He meets regularly with the head of Private Client's wealth management area, Bill Francavilla (standing right), and senior wealth advisors who assist our Financial Advisors and brokerage clients in developing sophisticated estate, tax planning and options strategies.

and estate planning—as well as to recommend shorter-term investments that are both responsive to changing market conditions and based on all aspects of the client's total financial picture. In addition to passing the Series 7 exam, which is the basic industry exam for all registered representatives, all new Private Client trainees must pass the industry insurance exam as well as earn the College for Financial Planning's "Accredited Asset Management Specialist" designation—the first step to becoming a Certified Financial Planner—within their first six months on the job.

In addition, every year all of our Financial Advisors are required to complete at least 15 hours of continuing education, although the actual completion rate has averaged more than twice that amount. This is in part due to the development of in-house certification programs that enable selected Financial Advisors to become designated as a Wealth Management Specialist or a Retirement Plan Consultant. More than 300 Financial Advisors have successfully completed their Wealth Management Specialist training so far, which involves six full days of classroom learning plus written exams, while approximately 150 have attained the Retirement Plan Consultant designation.


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The independence and accuracy of the research provided to investors is an important issue in the securities business. We believe our Equity Research effort can be distinguished from others in part because of the background of our research analysts—almost 2/3 of our publishing analysts come from industry rather than Wall Street—and in part because our analysts are not restricted by any pre-imposed limits on the number of their buy, sell or hold recommendations. Therefore, we were particularly gratified by the recognition we received in two prominent industry rankings published in May 2004: we placed 4th overall in The Wall Street Journal's *"Best on the Street" list, with eight of 25 qualifying analysts named on the list; and we tied for 2nd place overall (and 1st in stock picking) in the number of awards received by our analysts in a* Forbes/StarMine *analysis of the stock-picking ability and earnings accuracy of sell-side analysts.*[34]

Used with permission from Bloomberg L.P. and CNNfn.

[34] See footnotes 12 and 13 on page 11.

CAPITAL MARKETS

Research-Based, Independent, Increasingly Institutional

Our corporate and institutional clients look to us to deliver tactical advice and top-quality execution grounded in the context of their longer-term, strategic priorities: fundamental research that is industry- or opportunity-based; placement of securities with a geographically broad, long-term-oriented investor base; and transactions that take advantage of short-term market opportunities but further longer term goals. These ideas and the skillful execution of them are the foundation of a successful capital markets effort.

The independence and accuracy of the research provided to investors is an important issue in the securities business. We believe our Equity Research effort can be distinguished from others in part because of the background of our research analysts—almost 2/3 of our publishing analysts come from industry rather than Wall Street—and in part because our analysts are not restricted by any pre-imposed limits on the number of their buy, sell or hold recommendations. Therefore, we were particularly gratified by the recognition we received in two prominent industry rankings published in May 2004: we placed 4th overall in *The Wall Street Journal's* "Best on the Street" list, with eight of 25 qualifying analysts named on the list; and we tied for 2nd place overall (and 1st in stock picking) in the number of awards received in a *Forbes*/StarMine analysis of the stock-picking ability and earnings accuracy of sell-side analysts.[35]

We are not and do not intend to become a capital markets behemoth. Our strategy is to create intellectual capital through our research in the core, capital- and growth-intensive industries where we believe we can add value, and wrap these core competencies around strong trading and investment banking skill and an increasingly broad distribution capability.

Our Equity Capital Markets'[36] institutional sales and trading efforts are based on the provision of independent, fundamental research in a relatively small number of targeted companies and industries less widely covered by other firms, plus institutional sales and trading execution capability that aims to be as good as any provided on Wall Street. This combination has enabled the group, which now numbers over 240[37] professionals in 8 cities throughout the United States plus 3 in Europe, to expand its active institutional client base to approximately 1,500, including approximately 400 in over 30 countries outside the United States. For each of the past three years, approximately 20% of the group's sales and trading revenues have been generated overseas.

Fixed Income Capital Markets, which includes both taxable and tax-exempt fixed income underwritings, sales and trading, employs approximately 200 professionals in 18 offices around the country. The Taxable Credit Research Group provides no ongoing, "core" research but rather focuses on timely, situation-driven opportunities that will further the portfolio goals of their clients. The Strategies Group performs strategic analyses of client portfolios, given their

[35] See footnotes 12 and 13 on page 11.

[36] Excluding Howard Weil.

[37] Including equity research.


FOCUS

Tom Mulroy (right), head of Equity Capital Markets, has focused this business on the provision of independent, fundamental research in the core, capital- and growth-intensive industries where we believe we can add value, and wrapping these core competencies around strong trading and investment banking skills and an increasingly broad distribution capability. Our equity traders, led by Angel Mata (equity trading) (left) and Chris Wasson (NASDAQ trading) (seated) aim to provide execution capability as good as any on Wall Street.



Fixed Income Capital Markets, which includes both taxable and tax-exempt fixed income underwritings, sales and trading, employs approximately 200 professionals in 18 offices around the country. The group is headed by Joe Sullivan (standing second from left) and senior managers Dale Foard (retail), Dale Hoffman (institutional taxable), Jim Fitzgerald (tax-exempt), Donna Maher (regulatory) and Martin Mitsoff (research and strategy).

specific objectives and constraints, and recommends sector allocations (plus multiple representative trades) rather than promoting any particular security. The focus is on independent analysis and secondary trading of "story" bonds and portfolio structuring rather than on making markets or using the corporate balance sheet to provide clients with liquidity. Ours is not a commodity business, and it is a growing one, in part because it targets middle market business that many other firms have exited.



In 2003, Legg Mason was named as one of the "Eduventures[SM 38] 100: Leading Businesses Transforming the Education Economy." This recognition was based in part on our expertise in Education Investment Banking, which is led by Jim Rowan, managing director, shown here with Meredith Ruble, vice president in the group's Philadelphia office.

In Investment Banking,[39] our focus is on public underwriting, private placements and strategic advisory opportunities, primarily in certain middle market companies and industry specializations that are not broadly covered elsewhere and in which we believe we can add value. Investment Banking had a record year this year. The group managed or co-managed 106 underwritten transactions, with an aggregate value of $46.7 billion, in the public markets while it completed 31 private placement transactions with a combined transaction value of $2.4 billion and 27 merger and other advisory assignments valued at $1.7 billion. Real Estate, which has always been a particularly strong industry group at Legg Mason, was ranked third this year in the value of real estate equity offerings it lead- or co-managed this year, while Federal IT Services continued its strong performance as lead- or co-manager of public offerings for companies emerging as providers of information technology and other professional services to the federal government. Legg Mason's expertise in Education investment banking was recognized in 2003 when Eduventures[SM], an independent research firm, named us as one of the "Eduventures.com 100: Leading Businesses Transforming the Education Economy."[38]

[38] Eduventures is a trademark of Eduventures.com, Inc., which is not affiliated with Legg Mason.

[39] Excluding Howard Weil.

STRATEGIC PRIORITIES

Be among the top
25 asset managers in the world.

Continue to pursue
outstanding market performance.

Retain balance in
our asset management business.

Continue to build worldwide distribution.

Maintain and expand
our profits and profit margins.

Five Year Financial Summary

(Dollars in thousands, except per share amounts)

	Years Ended March 31,				
	2004	2003	2002	2001	2000
Operating Results[1]					
Total revenues	**$2,004,267**	$1,586,343	$1,548,893	$1,505,952	$1,367,320
Interest expense	**63,155**	85,997	125,342	173,359	131,534
Net revenues	**1,941,112**	1,500,346	1,423,551	1,332,593	1,235,786
Non-interest expenses	**1,468,803**	1,193,490	1,172,408	1,071,324	985,395
Earnings from continuing operations before income tax provision	**472,309**	306,856	251,143	261,269	250,391
Income tax provision	**181,701**	117,424	99,476	107,818	102,490
Net earnings from continuing operations	**290,608**	189,432	151,667	153,451	147,901
Discontinued operations, net of taxes	**675**	1,477	1,269	2,779	2,512
Gain on sale of discontinued operations, net of taxes	**6,481**	—	—	—	—
Net earnings	**$ 297,764**	$ 190,909	$ 152,936	$ 156,230	$ 150,413
Per Common Share					
Earnings per share:					
Basic	**$ 4.45**	$ 2.89	$ 2.35	$ 2.45	$ 2.43
Diluted	**4.06**	2.78	2.24	2.30	2.27
Weighted average shares outstanding *(in thousands)*:					
Basic	**66,861**	66,001	65,211	63,793	61,868
Diluted	**73,846**	68,760	68,262	67,916	65,967
Dividends declared[2]	**$ .560**	$ .430	$ .390	$ .350	$ .305
Book value	**22.77**	18.59	16.20	14.14	12.09
Financial Condition					
Total assets	**$7,262,981**	$6,067,450	$5,939,614	$4,687,626	$4,812,107
Long-term debt	**794,238**	786,753	779,463	99,770	99,723
Notes payable of finance subsidiaries[3]	**—**	—	97,659	119,200	239,268
Stockholders' equity	**1,559,610**	1,247,957	1,084,548	927,720	770,808
Financial Ratios					
Profit margin:[4]					
Pre-tax	**24.3%**	20.5%	17.6%	19.6%	20.3%
After tax	**15.3**	12.7	10.7	11.7	12.2
Return on average assets:					
Pre-tax	**7.2**	5.1	4.6	5.6	6.1
After tax	**4.5**	3.2	2.8	3.4	3.7
Return on average stockholders' equity:					
Pre-tax	**33.7**	26.3	25.0	30.7	37.3
After tax	**21.2**	16.3	15.2	18.3	22.4
Long-term debt to capital[5]	**33.7**	38.7	41.8	9.7	11.5
Other Company Data					
Total employees	**5,250**	5,290	5,290	5,380	4,820
Financial advisors	**1,485**	1,470	1,470	1,390	1,310
Brokerage offices	**143**	143	141	146	131

(1) *Restated to reflect discontinued mortgage banking and servicing operations, where applicable.*

(2) *Excluding $.16 and $.60 per share declared by Legg Mason Canada Inc. (formerly Perigee Inc.) prior to acquisition in 2001 and 2000, respectively.*

(3) *Non-recourse, secured fixed-rate notes of Legg Mason Investments' finance subsidiaries, the proceeds of which were invested in financial instruments with similar maturities.*

(4) *Calculated based on net revenues.*

(5) *Calculated based on long-term debt as a percentage of total capital (long-term debt plus stockholders' equity), as of March 31.*

LEGG MASON

Executive Overview

Legg Mason, Inc. (the "Parent"), a holding company, and its subsidiaries (collectively with the Parent, "Legg Mason") are principally engaged in providing asset management, securities brokerage, investment banking and related financial services to individuals, institutions, corporations and municipalities. We have operations principally in the United States of America, the United Kingdom and Canada and also have offices in Spain, Switzerland and Singapore. Terms such as "we," "us," "our" and "company" refer to Legg Mason.

Legg Mason currently operates through three business segments: Asset Management, Private Client and Capital Markets. The business segment classifications are based upon factors such as the services provided and distribution channels utilized. Certain services that Legg Mason offers are provided to clients through more than one of its business segments. Therefore, the revenue categories are allocated to multiple segments. Legg Mason allocates certain common income and expense items among its business segments based upon various methodologies and factors. These methodologies are by their nature subjective and are reviewed periodically by management. Business segment results in the future may reflect reallocations of revenues and expenses that result from changes in methodologies, but any reallocations will have no effect on Legg Mason's consolidated results of operations.

Asset Management provides investment advisory services to institutional and individual clients and to company-sponsored investment funds. The primary sources of revenue in Asset Management are investment advisory, distribution and administrative fees, which typically are calculated as a percentage of the assets in the account and vary based upon factors such as the type of underlying investment product, the amount of assets under management and the type of services that are provided. In addition, performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks. Distribution fees earned on company-sponsored investment funds are reported in Asset Management when the fund is sold through direct marketing channels and in the Private Client segment when the fund is sold through its branch distribution network. Revenues from Asset Management tend to be more stable than those from Private Client and Capital Markets because they are less affected by changes in securities market conditions.

Private Client distributes a wide range of financial products through its branch distribution network, including equity and fixed income securities, proprietary and non-affiliated mutual funds and annuities. The primary sources of net revenues for Private Client are commissions and principal credits earned on equity and fixed income transactions in customer brokerage accounts, distribution fees earned from mutual funds, fees earned from fee-based brokerage and managed accounts, and net interest from customers' margin loan and credit account balances. Sales credits associated with underwritten offerings initiated in the Capital Markets segment are reported in Private Client when sold through its branch distribution network.

Capital Markets consists of Legg Mason's equity and fixed income institutional sales and trading and corporate and public finance investment banking. The primary sources of revenue for equity and fixed income institutional sales and trading include commissions and principal credits on transactions in both corporate and municipal products. Legg Mason maintains proprietary fixed income and equity securities inventory primarily to facilitate customer transactions and realizes trading profits and losses from proprietary trading activities. Investment banking revenues include underwriting fees and advisory fees from private placements and mergers and acquisitions. Sales credits associated with underwritten offerings are reported in Capital Markets when sold through institutional distribution channels. The results of this business segment also include realized and unrealized gains and losses on investments acquired in connection with merchant and investment banking activities.

In September 2003, we sold the mortgage banking and servicing operations of Legg Mason Real Estate Services, Inc. ("LMRES"), which had been previously reported in a fourth segment: Other. Other also included certain unallocated corporate revenues and expenses. Consolidated results have been restated to reflect the historical results of the sold business as discontinued operations and the remaining operations of LMRES in Capital Markets. The corporate revenues and expenses that are not allocated to the business segments are now reported separately as Corporate.

The most significant component of our cost structure is Compensation and benefits, of which a majority is variable in nature and includes sales commissions that are based upon certain revenues and incentive bonuses that are based upon production levels and/or profitability. Certain other operating costs are fixed in nature, such as occupancy, depreciation and amortization, equipment leasing and minimum contract commitments for market data, communication and technology services, and may not decline with reduced levels of business activity or, conversely, may not rise proportionately with increased business activity.

Our financial position and results of operations are materially affected by the overall trends and conditions of the financial markets, particularly in the United States. Results of any individual period should not be considered representative of future results. Our profitability is sensitive to a variety of factors, including the amount and composition of our assets under management, the volume of trading in securities, the volatility and general level of securities prices and interest rates, the level of customer margin and credit account balances and the demand for investment banking services, among other things. Sustained periods of unfavorable market conditions are likely to affect our profitability adversely. In addition, the diversification of services and products offered, investment performance, access to distribution channels, reputation in the market, attracting and retaining key employees and client relations are significant factors in determining whether we are successful in attracting and retaining clients. In the past decade, we have experienced substantial expansion due to internal growth and the strategic acquisition of asset management firms that provided, among other things, a broader range of investment expertise, additional product diversification and increased assets under management.

The financial services businesses in which we are engaged are extremely competitive. Our competition includes numerous national, regional and local asset management firms and broker-dealers and commercial banks. The industry has been affected by the consolidation of financial services firms through mergers or acquisitions. The increasing competitive pressures require us to offer our customers many of the services provided by much larger firms. The industry in which we operate is also subject to extensive regulation under federal and state laws and by securities exchanges and other self-regulatory authorities. Like most firms, we have been impacted by the regulatory and legislative changes in the post-Enron era. In addition, the financial services industry has been the subject of a number of regulatory proceedings and requirements over the last two years, including changes in the relationships of research analysts and investment banking and proceedings regarding a number of mutual funds sales practices. The Sarbanes-Oxley Act of 2002 has required us to implement new policies or review existing policies with respect to corporate governance, auditor independence and disclosure controls. In addition, various regulatory organizations adopted changes to their rules and policies in response to certain abuses and corporate scandals.

All references to fiscal 2004, 2003 or 2002 refer to our March 31 fiscal year then ended.

Business Environment

Fiscal 2004 began with continued economic uncertainty, fueled by the conflict in Iraq and continued focus on corporate governance, regulatory and accounting issues. Despite these factors, the equity markets improved substantially in fiscal 2004 as the Dow Jones Industrial Average, the Nasdaq Composite Index and the S&P 500 were up 30%, 49% and 33%, respectively, for the fiscal year ended March 31, 2004. During fiscal 2004, the U.S. Federal Reserve lowered the federal funds rate to 1.00%, the lowest level in 45 years. However, there was increased volatility in long-term yields, as investor sentiment shifted between fears of deflation to fears of inflation. Recent economic growth has led to some speculation that the Federal Reserve is likely to raise short-term interest rates during calendar 2004. As a result, equity and fixed income markets continue to be volatile and uncertain as we begin fiscal 2005, and we are unable to predict the impact this will have on our results.

The financial services industry continues to be impacted by legislative and regulatory changes. Regulatory investigations into mutual fund trading practices within the financial services industry have uncovered instances of conflicts of interest and insufficient internal controls related to mutual funds and have resulted in a negative public perception of the mutual fund industry, numerous regulatory rule proposals, a strict regulatory environment and significant fines and penalties against, and fee reductions by, a number of financial services companies. Like numerous other firms, starting in September 2003, we received a subpoena from the office of the New York Attorney General ("NY AG") and inquiries from the Securities and Exchange Commission (the "SEC") relating to their investigations of sales practices, late trading, market timing and selective disclosure of portfolio holdings in connection with mutual funds. We have responded to the NY AG subpoena and the SEC inquiries and are cooperating with two separate SEC investigations. We are not currently able to determine whether any regulators will initiate enforcement actions as a result of their investigations, or to predict what effect, if any, the mutual fund investigations will have on our business, results of operations or assets under management.

Results of Operations

The following table sets forth, for the periods indicated, items in the Consolidated Statements of Earnings as a percentage of net revenues and the increase (decrease) by item as a percentage of the amount for the previous period:

	Percentage of Net Revenues			Period to Period Change	
	Years Ended March 31,			**2004 Compared to 2003**	2003 Compared to 2002
	2004	2003	2002		
Revenues					
Investment advisory and related fees	**62.7%**	57.3%	54.8%	**41.5%**	10.2%
Commissions	**17.7**	21.1	23.2	**8.5**	(4.3)
Principal transactions	**8.5**	10.5	9.8	**4.6**	13.9
Investment banking	**7.7**	7.3	7.2	**37.7**	6.7
Interest	**4.3**	7.1	11.5	**(20.6)**	(35.0)
Other	**2.3**	2.4	2.3	**22.3**	9.1
Total revenues	**103.2**	105.7	108.8	**26.3**	2.4
Interest expense	**3.2**	5.7	8.8	**(26.6)**	(31.4)
Net revenues	**100.0**	100.0	100.0	**29.4**	5.4
Non-Interest Expenses					
Compensation and benefits	**56.0**	58.7	60.8	**23.6**	1.6
Communications and technology	**4.8**	6.0	6.9	**2.3**	(7.3)
Occupancy	**3.4**	4.2	4.2	**6.1**	5.0
Distribution and service fees	**2.5**	1.6	1.2	**94.4**	49.1
Amortization of intangible assets	**1.1**	1.5	1.2	**(6.5)**	33.5
Litigation award charge	**0.9**	—	—	**n/m**	n/m
Other	**7.0**	7.5	8.1	**20.4**	(2.5)
Total non-interest expenses	**75.7**	79.5	82.4	**23.1**	1.8
Earnings from Continuing Operations before Income Tax Provision	**24.3**	20.5	17.6	**53.9**	22.2
Income tax provision	**9.3**	7.9	7.0	**54.7**	18.0
Net Earnings from Continuing Operations	**15.0**	12.6	10.6	**53.4**	24.9
Discontinued operations, net of taxes	—	0.1	0.1	**n/m**	16.4
Gain on sale of discontinued operations, net of taxes	**0.3**	—	—	**n/m**	n/m
Net Earnings	**15.3%**	12.7%	10.7%	**56.0**	24.8

n/m—not meaningful

Fiscal 2004 Compared with Fiscal 2003

Financial Overview

Legg Mason reported record net revenues, net earnings and diluted earnings per share in fiscal 2004. Net revenues increased 29% to $1.941 billion, primarily due to increased revenues from higher assets under management. Assets under management increased 49% to $286.4 billion as a result of approximately equal increases in net client cash flows and market appreciation. Net earnings increased 56% to $297.8 million and diluted earnings per share were $4.06, an increase of 46%. The pre-tax profit margin increased to 24.3% from 20.5%. Included in fiscal 2004 is a single litigation award charge of $17.5 million. Our earnings were also affected by the impact of the sale of the mortgage servicing operations of LMRES, which increased net earnings by $6.5 million. Our diluted earnings per share included the impact of 4.4 million shares that would be issuable upon conversion of our zero-coupon contingent convertible senior notes, which became convertible in January 2004, when our stock price reached a convertibility threshold in the prior quarter, reducing diluted earnings per share by $0.09.

Net Revenues

Investment advisory and related fees, including distribution fees from company-sponsored mutual and offshore funds, increased 42% to $1.217 billion, primarily as a result of the combined growth from assets managed by Private Capital Management, L.P. ("PCM"), Western Asset Management Company ("Western Asset"), Royce & Associates, LLC ("Royce") and Legg Mason Funds Management, Inc. ("LMFM"). Distribution fees from proprietary investment funds increased $53.0 million to $190.1 million. Investment advisory and related fees represented 63% of consolidated net revenues, up from 57% in the prior year.

Investment Advisory Revenues and Assets Under Management



Investment Advisory and Related Fee Revenues
(In millions, "M")
Assets Under Management
(In billions, "B")
$111.8 B
$139.9 B
$177.0 B
$192.2 B
$286.4 B
$563.5 M
$654.0 M
$780.6 M
$860.3 M
$1,217.0 M
00
01
02
03
04

Assets under management at March 31, 2004 were $286.4 billion, up 49% from March 31, 2003. Changes in the business environment during fiscal 2004, which gave rise to improvements in the equity markets, resulted in dramatic growth in our equity assets under management. Over $50 billion of the $94 billion increase in assets was in equity assets. Because we earn higher fees on our equity products, pre-tax earnings rose 77% in our Asset Management segment.

Assets under management as of March 31, 2004 and 2003 by type are as follows:

	2004*	% of Total	2003*	% of Total	% Change
Equity	**$112.3**	**39.2**	$ 60.1	31.3	86.9%
Fixed Income	**174.1**	**60.8**	132.1	68.7	31.8%
Total	**$286.4**	**100.0**	$192.2	100.0	49.0%

* *In billions*

Assets Under Management by Division (In billions)


FY 04
Mutual Funds
Wealth Management
$64.3
$35.1
$187.0
Institutional
FY 03
Mutual Funds
Wealth Management
$35.9
$19.5
$136.8
Institutional

Securities brokerage revenues, including both commissions and principal transactions, increased 7% to $509.0 million, primarily as a result of increases in retail client transaction volume, particularly listed and over-the-counter equities and non-affiliated mutual funds. Commission revenues in fiscal 2004 were reduced by $7.4 million for reimbursements to clients for Legg Mason Wood Walker's failure to provide breakpoint discounts in connection with client purchases of non-proprietary front-end load mutual fund shares and $5.6 million as a result of the impact of the sale of our bank brokerage network in fiscal 2003. Investment banking revenues were $150.1 million, an increase of 38% over the prior year, primarily as a result of increases in retail and institutional selling concessions and corporate banking management fees from new issues. Other revenues increased 22% to $43.8 million, primarily as a result of net gains on firm investments.

Net interest profit of $21.2 million increased 5% from $20.2 million in the prior year. Interest revenue declined 21% to $84.3 million as a result of significantly lower interest rates earned on higher average customer and firm investment balances. Interest expense declined 27% to $63.2 million as a result of significantly lower interest rates paid on customer credit account balances and lower amortized issue costs relating to our zero-coupon contingent convertible senior notes, which were fully amortized in the quarter ended June 30, 2003. The net interest profit margin in the current period increased to 25.1% from 19.0% in the prior year, and accounted for 4.5% of earnings before income tax provision, down from 6.6% in the prior year.

Non-Interest Expenses

Compensation and benefits increased 24% to $1.087 billion, as a result of increases in profitability-based incentive costs, primarily asset management related, and increased retail financial advisor sales compensation. However, compensation as a percentage of net revenues declined to 56.0% from 58.7% in the prior year, as a result of the impact of fixed compensation costs on increased revenues, a lower percentage of pre-tax profits accrued for corporate executive incentive compensation and lower effective compensation rates.

Communications and technology expense of $92.5 million was relatively unchanged from the prior year, as increased investments in technology were offset by the impact of lower depreciation as a result of assets that became fully depreciated in a prior year.

Occupancy expense rose 6% to $66.5 million in the current year, primarily as a result of increased rent, equipment depreciation and relocation costs of $1.7 million related to Western Asset's move to a new office location. We also incurred $1.0 million of additional costs to consolidate two investment advisory subsidiary office locations in New York City.

Amortization of intangible assets declined 7% to $21.8 million, primarily as a result of asset management contracts that were fully amortized during the year.

During fiscal 2004, we recorded a litigation award charge of $17.5 million as a result of a judgment in a copyright infringement lawsuit (see Note 9 of Notes to Consolidated Financial Statements).

Distribution and service fees increased 94% to $47.8 million, primarily as a result of an increase in distribution fees paid to third-party distributors on sales of offshore and Royce funds.

Other expenses increased 20% to $135.4 million in the current fiscal year, primarily due to: an increase of $8.0 million in audit and consulting fees as a result of a more stringent legislative and regulatory environment and legal fees for litigation; a $2.3 million fine levied by the SEC and National Association of Securities Dealers ("NASD") as a result of our failure to provide certain clients the benefit of breakpoint discounts in connection with their purchases of non-proprietary front-end load mutual fund shares; stock-based compensation expense of $2.1 million for stock option grants to our non-employee directors; and an increase of $2.0 million in contributions to the Legg Mason charitable foundation. These increases were partially offset by lower expenses related to advances to financial advisors and impairment charges taken on intangible assets in fiscal 2003.

The income tax provision increased 55% to $181.7 million, primarily as a result of the increase in pre-tax earnings. The effective tax rate was 38.5% in the current fiscal year and 38.3% in the prior year. The current year reflects a lower average effective foreign tax rate, while the prior year benefited from $2.6 million in state income tax refunds.

Results by Segment

Asset Management

(In millions)	Years Ended March 31, **2004**	2003
Net revenues	**$969.3**	$648.1
Non-interest expenses	**653.0**	469.4
Earnings from continuing operations before income tax provision	**$316.3**	$178.7
Profit margin	***32.6%***	*27.6%*

Net revenues in Asset Management increased 50% to $969.3 million and pre-tax earnings increased 77% to $316.3 million, principally as a result of increased revenues from higher levels of assets under management. Investment advisory revenues at PCM, Western Asset, Royce and LMFM, combined, accounted for $224.5 million (or 73%) of the increase, including performance fees. Performance fees rose $20.0 million to $41.5 million. Compensation as a percentage of net revenues was 46.6% for fiscal 2004 and 48.5% in the prior fiscal year. The profit margin increased to 32.6% from 27.6% in the prior year as a result of a greater portion of revenues generated at subsidiaries that retain a lower percentage of revenues under revenue sharing agreements. Asset Management represented 49.9% of consolidated net revenues for the year ended March 31, 2004, an increase from 43.2% in the prior year.

Net Revenues by Division within Asset Management (In millions)



FY 04
Mutual Funds
Wealth Management
$311
$200
$458
Institutional



FY 03
Mutual Funds
Wealth Management
$203
$120
$325
Institutional

Private Client

(In millions)	Years Ended March 31, **2004**	2003
Net revenues	**$677.8**	$588.6
Non-interest expenses	**557.1**	511.0
Earnings from continuing operations before income tax provision	**$120.7**	$ 77.6
Profit margin	***17.8%***	*13.2%*

Private Client net revenues increased 15% to $677.8 million from $588.6 million in the prior year and pre-tax earnings increased 56% to $120.7 million, principally as a result of increases in distribution fees on company-sponsored mutual funds, corporate selling concessions and an increased volume of listed and over-the-counter securities transactions. Additionally, increased commissions on sales of non-affiliated mutual funds and fees earned from fee-based brokerage accounts contributed to the increase in net revenues. These increases were partially offset by the impact of the sale of contracts in our bank brokerage network in the prior year of $9.9 million and the impact of a $7.4 million reduction in mutual fund commissions for breakpoint reimbursements to clients. Compensation as a percentage of net revenues declined to 57.4% in fiscal 2004 from 58.1% in fiscal 2003, primarily as a result of lower commission rates paid on distribution fees from company-sponsored mutual funds and the elimination of bank brokerage commissions, as a result of the sale of our bank brokerage network in the prior year. The profit margin rose to 17.8% from 13.2% in the prior year as a result of increased revenues and lower effective compensation costs. Private Client represented 34.9% of consolidated net revenues in the year ended March 31, 2004, a decrease from 39.2% in the prior year due to the significant increase in Asset Management net revenues. Net interest profit in Private Client declined 2% to $48.9 million.

Capital Markets

(In millions)	Years Ended March 31, 2004	2003
Net revenues	**$295.8**	$264.2
Non-interest expenses	**240.7**	212.6
Earnings from continuing operations before income tax provision	**$ 55.1**	$ 51.6
Profit margin	***18.6%***	*19.5%*

Capital Markets net revenues increased 12% to $295.8 million from $264.2 million in the prior year as a result of higher corporate banking management fees and selling concessions on new issues, higher corporate advisory fees and increased institutional equity over-the-counter transaction volume. Compensation as a percentage of net revenues was 56.9%, compared to 56.8% in the prior year. The profit margin decreased to 18.6% from 19.5% in the prior year as a result of increased direct and allocated support costs. Capital Markets represented 15.2% of consolidated net revenues for the year ended March 31, 2004, a decrease from 17.6% in the prior year, primarily due to the significant increase in net revenues in our Asset Management segment.

Corporate

(In millions)	Years Ending March 31, 2004	2003
Net revenues (losses)	**$ (1.8)**	$(0.6)
Non-interest expenses	**18.0**	0.5
Earnings (losses) from continuing operations before income tax provision	**$(19.8)**	$(1.1)
Profit margin	***n/m***	*n/m*

n/m—not meaningful

Corporate includes unallocated revenues and expenses, primarily gains and losses on certain firm investments and the $17.5 million litigation award charge.

Fiscal 2003 Compared with Fiscal 2002

Financial Overview

Net revenues, net earnings and diluted earnings per share were up 5% to $1.50 billion, 25% to $190.9 million and 24% to $2.78, respectively. On August 1, 2001, we acquired PCM, which at the acquisition date managed $8.6 billion of assets. On October 1, 2001, we acquired Royce, which at the acquisition date managed $4.7 billion of assets. As of March 31, 2003, PCM and Royce managed $11.5 billion and $8.2 billion of assets, respectively. The benefit of a full year of results and growth of Royce and PCM increased net revenues by approximately $80.0 million (net of interest expense). Additionally, net earnings increased as a result of lower compensation costs as a percentage of net revenues, decreases in litigation-related costs and the benefit of a full year of cost savings initiatives implemented in the prior year.

Net Revenues

Investment advisory and related fees, including distribution fees from investment funds, increased 10% to $860.3 million, primarily as a result of additional investment advisory fees of $90.5 million from Royce and PCM and growth of $40.9 million from Western Asset. These increases were offset in part by declines in investment advisory and distribution fees from company-sponsored equity investment funds of $42.7 million and lower fees at certain non-U.S. based investment advisors of $10.2 million.

Securities brokerage revenues increased 1% to $474.9 million as a result of increases in the volume of both institutional and retail fixed income transactions, sales of annuities and the impact of a full year of commissions earned by PCM's brokerage operations. These increases were offset in part by declines in listed retail equity transaction volume and sales of non-proprietary mutual funds. Investment banking revenues increased 7% to $109.0 million, primarily due to increases in new issue and underwriting revenues, and increased merger and advisory fees. Other revenues increased 9% to $35.8 million, primarily as a result of a $3.1 million increase in annual retirement account fees due to more accounts being charged a fee and increases in the fee rates and a $1.3 million realized gain on the sale of certain contracts in our bank brokerage network, offset in part by unrealized losses on firm investments.

Net interest profit declined 47% to $20.2 million primarily as a result of a decrease of $53.1 million in interest revenue due to lower average interest rates earned on customer account and firm investment balances, partially offset by a decrease in interest expense of $42.8 million as a result of lower average interest rates paid on customer credit account balances. In addition, interest expense increased $9.2 million as a result of acquisition-related debt. Net interest profit accounted for 6.6% of consolidated pre-tax profits, down significantly from 15.2% in the prior fiscal year.

Non-Interest Expenses

Compensation and benefits increased 2% to $880.1 million, primarily due to a full year's impact of PCM and Royce, which resulted in an increase of $32.4 million in compensation-related expenses, and higher profitability-based asset management incentive expense, offset in part by a decline in sales and distribution fee commissions of $27.6 million. Compensation as a percentage of net revenues decreased to 58.7% in fiscal 2003 from 60.8% in fiscal 2002 primarily due to our Private Client and Capital Market segments.

Communications and technology expense declined 7% to $90.5 million, primarily as a result of declines in costs for quote services, consulting fees and leased computer equipment.

Occupancy increased 5% to $62.7 million, primarily due to the impact of a full year of expenses of acquired entities, higher operating expenses at our corporate headquarters and the addition of office space leased by Western Asset.

Amortization of intangible assets increased 34% to $23.3 million, primarily as a result of a $5.5 million increase related to a full year of amortization of asset management contracts acquired in the PCM acquisition. We adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective April 1, 2001, under which goodwill and indefinite life intangible assets are no longer amortized. See Note 6 of Notes to Consolidated Financial Statements.

Distribution and service fees increased 49% to $24.6 million, primarily as a result of the impact of a full year of commissions paid to third-party distributors of Royce funds.

Other expenses decreased 3% to $112.5 million, primarily as a result of a decline in litigation-related expenses of approximately $5.7 million and lower promotional expenses. These decreases were offset in part by the addition of expenses of acquired entities and an increase of $2.1 million in allowances for recruiting-related advances to financial advisors.

The income tax provision increased 18% to $117.4 million in fiscal 2003, primarily as a result of the increase in pre-tax earnings. The effective tax rate declined to 38.3% from 39.6% in the prior year due to lower average effective state income tax rates resulting from changes in state apportionment factors, $2.6 million in one-time net state income tax refunds and a lower average effective foreign tax rate as a result of realizing the tax benefits of U.K. net operating loss carryforwards.

Results by Segment

Asset Management

	Years Ended March 31,	
(In millions)	2003	2002
Net revenues	$648.1	$557.9
Non-interest expenses	469.4	398.7
Earnings from continuing operations before income tax provision	$178.7	$159.2
Profit margin	*27.6%*	*28.5%*

Net revenues in Asset Management increased 16% to $648.1 million and pre-tax earnings increased 12% to $178.7 million, principally as a result of the impact of a full year of results and growth at PCM and Royce, as well as growth at Western Asset. Compensation as a percentage of net revenues increased to 48.3% in fiscal 2003 from 46.7% in fiscal 2002 and the pre-tax profit margin decreased to 27.6% in fiscal 2003 from 28.5% in fiscal 2002 because a higher percentage of revenues were generated by subsidiaries that retain a larger percentage of revenues, under revenue-sharing agreements, as incentive compensation. Asset Management represented 43.2% of consolidated net revenues in fiscal 2003, an increase from 39.2% in fiscal 2002. In fiscal 2003, PCM and Royce contributed an additional $90.5 million of investment advisory fees and $31.3 million of pre-tax earnings. In addition, investment advisory fees grew $40.9 million at Western Asset. These increases were offset in part by declines of $19.2 million in advisory fees from company-sponsored equity investment funds and $10.2 million in advisory fees from certain non-U.S. based investment advisors. In addition, net interest profit decreased $11.9 million primarily as a result of lower average interest rates earned on firm investment balances and an increase in acquisition-related debt. Included in the current fiscal year are charges of $2.8 million related to write-downs of previously acquired asset management contracts.

Net Revenues by Division within Asset Management (In millions)



FY 03
Mutual Funds
Wealth Management
$120
$203
$325
Institutional
FY 02
Mutual Funds
Wealth Management
$93
$174
$291
Institutional

Private Client

(In millions)	Years Ended March 31, 2003	2002
Net revenues	$588.6	$618.2
Non-interest expenses	511.0	564.9
Earnings from continuing operations before income tax provision	$ 77.6	$ 53.3
Profit margin	*13.2%*	*8.6%*

Despite a decline in Private Client's net revenues of 5% to $588.6 million, pre-tax earnings increased 46% to $77.6 million. Compensation as a percentage of net revenues decreased to 58.1% in fiscal 2003 from 61.9% in fiscal 2002 as a result of lower effective commission payout rates and incentive compensation. The pre-tax profit margin increased to 13.2% in fiscal 2003 from 8.6% in fiscal 2002. Private Client represented 39.2% of consolidated net revenues in fiscal 2003, a decrease from 43.4% in the prior year. Net revenues declined primarily due to a decrease of $19.8 million in distribution fee revenues on company-sponsored investment funds, principally equity funds, and lower retail transaction volume. Improved pre-tax earnings and profit margin are attributable to a decline in non-interest expenses, driven by cost savings initiatives implemented last year, including the impact of branch consolidations, a reduction in the number of full-time employees and lower costs for communication services. Net interest profit in Private Client decreased 12% to $49.9 million, primarily due to a decline in average interest rates earned on firm investment balances.

Capital Markets

(In millions)	Years Ended March 31, 2003	2002
Net revenues	$264.2	$247.6
Non-interest expenses	212.6	208.6
Earnings from continuing operations before income tax provision	$ 51.6	$ 39.0
Profit margin	*19.5%*	*15.8%*

Net revenues in Capital Markets increased 7% to $264.2 million, while pre-tax earnings increased 32% to $51.6 million. Compensation as a percentage of net revenues declined to 56.8% in fiscal 2003 from 60.9% in fiscal 2002 due to lower effective percentage payouts for incentive compensation on higher revenues. The pre-tax profit margin increased to 19.5% in fiscal 2003 from 15.8% in fiscal 2002. Capital Markets represented 17.6% of consolidated net revenues in fiscal 2003 and 17.4% in fiscal 2002. The increase in net revenues was primarily attributable to higher institutional fixed income transaction volume and trading profits, as well as increases in municipal banking fees, offset in part by a decline in corporate banking fees and unrealized losses related to warrants acquired in connection with private placements.

Corporate

(In millions)	Years Ended March 31, 2003	2002
Net revenues (losses)	$(0.6)	$(0.1)
Non-interest expenses	0.5	0.2
Earnings (losses) from continuing operations before income tax provision	$(1.1)	$(0.3)
Profit margin	*n/m*	*n/m*

n/m—not meaningful

Corporate includes unallocated revenues and expenses, including gains and losses on certain firm investments.

Liquidity and Capital Resources

The primary objective of our capital structure and funding practices is to appropriately support Legg Mason's business strategies, as well as the regulatory capital requirements of certain of our subsidiaries, and to provide needed liquidity at all times. Liquidity and the access to liquidity are essential to the success of our ongoing operations. Our overall funding needs and capital base are continually reviewed to determine if the capital base meets the expected needs of our businesses. We continue to explore potential acquisition opportunities as a means of diversifying and strengthening our business. These opportunities may from time to time involve acquisitions that are material in size and may require, among other things, the raising of additional capital and/or the issuance of additional debt.

As part of our liquidity strategy, we emphasize diversification of funding sources and seek to manage exposure to refinancing risk. Legg Mason has available committed short-term financing on both a secured and unsecured basis. Secured financing is obtained through the use of securities lending agreements and secured bank loans, which are primarily collateralized by short-term U.S. government and agency securities, highly rated corporate debt, money market funds and equity securities. Short-term funding is generally obtained at rates based upon benchmarks such as federal funds, prime rates, LIBOR or money market rates.

We maintain a committed, unsecured revolving credit facility of $100 million that matures on June 30, 2006, for general corporate purposes that may include short-term funding needs. The facility has restrictive covenants that require us, among other things, to maintain specified levels of net worth and debt-to-equity ratios. There were no borrowings outstanding under the facility as of March 31, 2004 and 2003.

Legg Mason also maintains uncommitted credit facilities from numerous banks and financial institutions. Uncommitted facilities consist of lines of credit that we have been advised are available, but for which no contractual lending obligation exists. As such, these uncommitted facilities would likely be unavailable to us if any material adverse effect on our financial condition occurred. We have not relied on the issuance of short-term commercial paper to fund our operating needs nor do we utilize unconsolidated special purpose entities to provide operating liquidity.

On September 30, 2003, we sold certain assets and liabilities comprising the commercial mortgage banking and mortgage servicing operations of our wholly owned subsidiary, LMRES. LMRES will continue to operate its real estate investment advisory group. The cash received at closing for the sale of the assets was approximately $63.5 million, which included $40.9 million that was used to repay the outstanding balance of a secured warehouse line of credit. The cash at closing excluded a $6.9 million non-interest bearing note due four years from closing. In addition, the short-term investments securing the outstanding borrowings under a committed, secured compensating balance line of credit were liquidated and the line of credit, used by the mortgage banking and servicing operations, was repaid. Both of these lines of credit are no longer part of LMRES's continuing operations. The pre-tax earnings and cash flows from the operations of LMRES that were sold are not material to our consolidated results of operations. The financial results of the operations sold are reflected as discontinued operations on our Consolidated Statements of Earnings.

Legg Mason's assets consist primarily of cash and cash equivalents, collateralized short-term receivables, investment advisory fee receivables, securities owned and borrowed, intangible assets and goodwill. Our assets are principally funded by payables to customers, securities loaned, bank loans, long-term debt and equity. The collateralized short-term receivables consist primarily of margin loans, securities purchased under agreements to resell and securities borrowed, all of which are collateralized by U.S. government and agency securities, corporate debt and equity securities. The investment advisory fee receivables, although not collateralized, are short-term in nature and collectibility is reasonably certain. Excess cash is generally invested in institutional money market funds, commercial paper and securities purchased under agreements to resell. The highly liquid nature of our assets provides us with flexibility in financing and managing our anticipated operating needs.

Legg Mason's total assets increased $1.2 billion to $7.3 billion at March 31, 2004, primarily as a result of increases in securities borrowed of $313.2 million, cash and securities segregated for regulatory purposes or deposited with clearing organizations of $293.0 million, cash of $177.3 million and an increase in receivables from customers of $170.9 million. The increase in securities borrowed was accompanied by a corresponding increase in securities loaned of $267.8 million, reflecting a higher demand for equity securities. The increase in securities segregated for regulatory purposes or deposited with clearing organizations was accompanied by a corresponding increase in payables to customers of $329.8 million. As of March 31, 2004, stockholders' equity was $1.560 billion, a 25% increase over March 31, 2003, primarily from the results of operations for the year. For fiscal 2004, cash flows from operating activities provided approximately $189.4 million, primarily attributable to net earnings, adjusted for non-cash charges. We expect that cash flows provided by operating activities will be the primary source of working capital for the next year.

As of March 31, 2004, Legg Mason had three long-term fixed rate debt facilities with an outstanding balance of $794.2 million, an increase of $7.5 million over the prior year due to accretion of our zero-coupon notes. We had outstanding $100.0 million principal amount of senior notes due February 15, 2006, which bear interest at a stated rate of 6.5%. The balance at March 31, 2004, was $99.9 million. The notes were originally issued in February 1996 at a discount to yield 6.57%. We also had outstanding $567.0 million principal amount at maturity of zero-coupon contingent convertible senior notes due on June 6, 2031, that resulted in net proceeds of $244.4 million. The balance at March 31, 2004 was $270.0 million. The convertible notes were issued in a private placement to qualified institutional buyers at an initial offering price of $440.70 per $1,000 principal amount at maturity. The discounted price reflects a yield to maturity of 2.75% per year. During the quarter ended December 31, 2003, the price of our common stock exceeded the conversion trigger price of $73.15 for at least 20 trading days in the last 30 trading days of the quarter. As a result, each note became convertible into 7.7062 shares of our common stock, or 4.4 million shares in aggregate, subject to adjustment, commencing on January 2, 2004. We may redeem the convertible notes for cash on or after June 6, 2006 at their accreted value; however, the notes may be converted prior to any redemption. In addition, we may be required to repurchase the convertible notes at their accreted value, at the option of the holders, on June 6, 2005, 2007, 2011, and every five years thereafter until 2026 or upon a change in control of Legg Mason that occurs on or before June 6, 2006. Such repurchases can be paid in cash, shares of our common stock or a combination of both. We also had outstanding $425.0 million principal amount of senior notes due July 2, 2008, which bear interest at 6.75%.

The notes were issued at a discount to yield 6.80%. The balance at March 31, 2004 was $424.3 million. Proceeds from our long-term debt were used to fund the acquisition of asset management entities.

Our debt ratings at March 31, 2004 were BBB+ for Standard and Poor's Rating Services and A3 for Moody's Investor Service, Inc. The Standard and Poor's Rating Services rating increased in November 2003 from BBB.

On August 1, 2001, Legg Mason purchased PCM for cash of approximately $682.0 million, excluding acquisition costs. The transaction includes two contingent payments based on PCM's revenue growth for the years ending on the third and fifth anniversaries of closing, with the aggregate purchase price to be no more than $1.382 billion. Based on current revenue levels of PCM, we will be required to make the third anniversary payment of $400.0 million. Additionally, if PCM's revenues remain at current levels or increase, it is likely we will be required to make the fifth anniversary payment of $300.0 million. On October 1, 2001, we completed the acquisition of Royce for cash of $115.0 million, excluding acquisition costs. The transaction includes three contingent payments based on Royce's revenue growth for the years ending on the third, fourth and fifth anniversaries of closing, with the aggregate purchase price to be no more than $215.0 million. Based on current revenue levels of Royce, we will be required to make an additional payment of the remaining $100.0 million in fiscal 2005. We have the option to pay as much as 50% of the remaining purchase price for Royce in common stock. We currently expect to fund these fiscal 2005 commitments with available cash.

As of March 31, 2004, we had $575.0 million available for the issuance of additional debt or equity securities pursuant to a shelf registration statement. A shelf filing permits us to register securities in advance and then sell them when financing needs arise or market conditions are favorable. We intend to use the shelf registration for general corporate purposes, including the expansion of our business. There are no assurances as to the terms of any securities that may be issued pursuant to the shelf registration since they are dependent on market conditions and interest rates at the time of issuance.

During fiscal 2002, the Board of Directors authorized Legg Mason, at its discretion, to purchase up to three million shares of its own common stock. During fiscal 2004, 2003 and 2002, we repurchased 789,300 shares for $65.4 million, 884,900 shares for $42.0 million and 136,800 shares for $7.1 million, respectively. In fiscal 2004, 2003 and 2002, we paid cash dividends of $35.2 million, $28.2 million and $21.5 million, respectively. We anticipate that we will continue to pay quarterly dividends and to repurchase shares on a discretionary basis.

The Parent's broker-dealer subsidiaries are subject to the requirements of the Securities and Exchange Commission's Uniform Net Capital Rule, which is designed to measure the general financial soundness and liquidity of broker-dealers. As of March 31, 2004, the broker-dealer subsidiaries had aggregate net capital of $408.6 million, which exceeded minimum net capital requirements by $383.3 million. The amount of the broker-dealers' net assets that may be distributed is subject to restrictions under applicable net capital rules. The Parent's trust subsidiary is subject to the requirements of the Office of Thrift Supervision, which requires compliance with regulatory capital standards. As of March 31, 2004, the trust subsidiary met all capital adequacy requirements to which it is subject.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements, as defined by the SEC, include certain contractual arrangements pursuant to which a company has an obligation, such as under contingent obligations, certain guarantee contracts, retained or contingent interest in assets transferred to an unconsolidated entity, certain derivative instruments classified as equity or material variable interests in unconsolidated entities that provide financing, liquidity, market risk or credit risk support. Disclosure is required for any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, results of operations, liquidity or capital resources. We generally do not enter into off-balance sheet arrangements, as defined, other than those described in the Contractual Obligations and Contingent Payments section that follows and Special Purposes Entities under Critical Accounting Policies. In connection with the sale of certain assets of LMRES, we provided customary indemnifications to the purchaser. We do not believe there will be any material obligations from these indemnifications. In addition, our broker-dealer subsidiaries enter into transactions in the normal course of business that expose us to off-balance sheet risk, which are described in Note 15 of Notes to Consolidated Financial Statements.

Contractual Obligations and Contingent Payments

Legg Mason has contractual obligations to make future payments in connection with our long-term debt and non-cancelable lease agreements. In addition, as described in Liquidity and Capital Resources above, we expect to make contingent payments under business purchase agreements. See Notes 2, 7, 8 and 9 of Notes to Consolidated Financial Statements for additional disclosures related to our commitments.

The following table sets forth these contractual and contingent obligations by fiscal year:

Contractual and Contingent Obligations at March 31, 2004 *(In millions)*	2005	2006	2007	2008	2009	Thereafter	Total
Contractual Obligations							
Long-term borrowings by contract maturity[(a)]	$ —	$378.9	$ —	$ —	$425.0	$ —	$ 803.9
Coupon interest on long-term borrowings	35.2	31.9	28.7	28.7	14.3	—	138.8
Minimum rental commitments	66.8	56.4	48.8	44.1	39.3	77.7	333.1
Total Contractual Obligations	$102.0	$467.2	$ 77.5	$72.8	$478.6	$77.7	$1,275.8
Contingent Obligations							
Contingent payments related to business acquisitions[(b)]	504.3	2.1	300.0	—	—	—	806.4
Total Contractual and Contingent Obligations[(c)]	$606.3	$469.3	$377.5	$72.8	$478.6	$77.7	$2,082.2

[(a)] *Included in the payments in 2006 is $278.9, reflecting amounts that may be due to holders of the zero coupon convertible senior notes, which represents the accreted value on the next possible date that the holders may require us to purchase the notes. Legg Mason has the option to pay the purchase price in cash or common stock or a combination of both.*

[(b)] *The amount of contingent payments reflected for any year represents the maximum amount that could be payable at the earliest possible date under the terms of business purchase agreements.*

[(c)] *The table above does not include approximately $18.1 in capital commitments to investment partnerships in which Legg Mason is a limited partner. These obligations will be funded, as required, through the end of the commitment periods that range from fiscal 2005 to 2011. These capital commitments also include $0.5 of commitments to lend employees funds to invest in one of these partnerships.*

Risk Management

Risk is an inherent part of our business. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our soundness and profitability. The primary risks which we seek to manage are: market, credit, operational, legal and funding.

Risk management at Legg Mason is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Senior management takes an active role in the risk management process and utilizes specific administrative and business functions to assist in the identification, assessment and control of various risks. We utilize a variety of committees in our risk management framework.

The Risk Management Committee ("RMC") sets broad-based risk policies consistent with the business objectives of Legg Mason. We also have committees that report to the RMC, all of which have representation by senior management of both the relevant business units and the support and control functions within Legg Mason. These committees are intended to ensure that risk policies and procedures, exceptions to risk limits, new products and businesses, and transactions with risk elements undergo a thorough review.

Equity and Fixed Income Commitment Committees approve our participation in the underwriting of equity and fixed income securities.

The PCG and Capital Markets New Business and Products ("NB&P") Committee evaluates and approves proposed new business initiatives, or proposed changes to existing businesses which may increase the risk profile of the firm. In evaluating a proposed new initiative or business change, the NB&P Committee is assisted by Legg Mason support units such as legal, compliance, operations, finance, regulatory and information technology.

The Asset Management Risk Management Committee evaluates and approves proposed new business initiatives, or proposed changes to existing businesses, in our Asset Management segment. It also establishes and monitors procedures to control the operational, compliance, market, credit and legal risks specific to our Asset Management segment.

The Credit Committee establishes policies for, and monitors the related risks of, counterparty credit and market risk exposure created through margin lending, equity and fixed income proprietary trading, securities lending, correspondent clearing and institutional sales. In addition, the Credit Committee establishes policies including size and aging limits for trading securities owned by the firm that are used to facilitate customer securities transactions.

Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification. Because risk management is a continuous process that seeks to manage rather than eliminate risks, no assurance can be given as to the effect on Legg Mason of any risk, or that any or all risks will actually be properly managed. Funding risk is discussed in "Liquidity and Capital Resources."

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, implied volatilities, correlations, or other market factors such as liquidity, will result in losses for a position or portfolio. We make dealer markets in a variety of debt and equity securities and accordingly hold these securities in our inventory accounts. We also hold security positions in inventory to facilitate customer orders. These holdings subject us to market risk.

The majority of our trading security inventory consists of debt instruments for which we attempt to hedge or reduce the market risk by holding offsetting positions in other trading securities with similar characteristics or financial instruments such as options or futures. Due to imperfections in correlations between the trading security being hedged and the hedging instrument, gains and losses can occur even for security positions that are hedged. The equity securities in our trading security inventory primarily result from our acting as a market maker for certain securities traded on NASDAQ, and from executing and clearing large blocks of equity securities for our clients.

Virtually all of our trading inventory is denominated in U.S. dollars, therefore minimizing foreign exchange risk. We do not deal in, or hold, interest rate or currency swaps or other similar off-balance sheet instruments. We generally do not deal in, or hold, commodity futures.

Sound market risk management is an integral part of our culture. We have established a variety of limits, at business unit and trading desk levels, to lessen our exposure to market risk. These limits include aggregate long market value, aggregate short market value, aging, and concentration. Our various business units and trading desks are responsible for ensuring that market risk exposures are well-managed on an intra-day basis and within the limits as set by management. Compliance with these limits is also monitored on a daily basis by a support area independent of the business units. Limit exceptions, if any, are communicated to both the applicable business unit and senior management on a daily basis, and to the Credit Committee.

The following tables categorize Legg Mason's market risk sensitive financial instruments by type of security and maturity date. The Fair Value of Trading Securities below reflects our Trading assets net of our Trading liabilities, excluding those of consolidated variable interest entities, which is consistent with the way we manage our risk exposure. See Note 4 of Notes to Consolidated Financial Statements for the related gross long and short fair values of our trading securities. The Fair Value of Other Financial Instruments includes Investment securities, in addition to treasury securities of $242.2 million and $82.6 million at March 31, 2004 and 2003, respectively, included in Cash and securities segregated for regulatory purposes or deposited with clearing organizations.

Financial Instruments with Market Risk at March 31, 2004

	Fiscal Year						
(In thousands)	2005	2006	2007	2008	2009	Thereafter	Total
Fair Value of Trading Securities							
U.S. Government and agencies	$ (25)	$(15,918)	$7,291	$ 4,727	$(22,386)	$ 33,775	$ 7,464
Corporate debt	136	9	228	(7,861)	2,833	6,338	1,683
State and municipal bonds	5,614	4,244	737	4,435	1,647	108,521	125,198
Total debt securities	5,725	(11,665)	8,256	1,301	(17,906)	148,634	134,345
Equity and other securities	—	—	—	—	—	7,308	7,308
Total trading securities	$ 5,725	$(11,665)	$8,256	$ 1,301	$(17,906)	$155,942	$141,653
Fair Value of Other Financial Instruments							
U.S. Government and agencies	$242,185	$ —	$ —	$ —	$ 480	$ 2,714	$245,379
Corporate debt	1,550	742	1,593	389	—	—	4,274
Total debt securities	243,735	742	1,593	389	480	2,714	249,653
Equity and other securities	—	—	—	—	—	30,807	30,807
Total other financial instruments	$243,735	$ 742	$1,593	$ 389	$ 480	$ 33,521	$280,460
Total trading and other financial instruments	$249,460	$(10,923)	$9,849	$ 1,690	$(17,426)	$189,463	$422,113
Weighted Average Yield							
U.S. Government and agencies	4.08%	1.09%	2.30%	1.67%	2.16%	4.15%	
Corporate debt	1.89	5.62	3.53	3.90	4.45	5.01	
State and municipal bonds	4.45	3.05	3.63	3.54	2.80	3.79	

Financial Instruments with Market Risk at March 31, 2003

	Fiscal Year						
(In thousands)	2004	2005	2006	2007	2008	Thereafter	Total
Fair Value of Trading Securities							
U.S. Government and agencies	$ 4,913	$(4,035)	$ 3,199	$3,006	$5,771	$ 15,955	$ 28,809
Corporate debt	221	1,640	379	4,190	316	11,939	18,685
State and municipal bonds	3,033	1,404	8,857	1,366	3,352	52,123	70,135
Total debt securities	8,167	(991)	12,435	8,562	9,439	80,017	117,629
Equity and other securities	—	—	—	—	—	2,477	2,477
Total trading securities	$ 8,167	$ (991)	$12,435	$8,562	$9,439	$ 82,494	$120,106
Fair Value of Other Financial Instruments							
U.S. Government and agencies	$83,036	$ —	$ —	$ —	$ —	$ 3,408	$ 86,444
Corporate debt	1,628	510	259	—	—	21	2,418
Total debt securities	84,664	510	259	—	—	3,429	88,862
Equity and other securities	—	—	—	—	—	20,054	20,054
Total other financial instruments	$84,664	$ 510	$ 259	$ —	$ —	$ 23,483	$108,916
Total trading and other financial instruments	$92,831	$ (481)	$12,694	$8,562	$9,439	$105,977	$229,022
Weighted Average Yield							
U.S. Government and agencies	2.19%	1.04%	3.34%	3.56%	2.47%	4.56%	
Corporate debt	3.72	6.17	5.45	5.87	4.76	5.54	
State and municipal bonds	1.62	4.77	2.31	3.64	2.57	3.69	

In addition to the financial instruments included in the table, we have three long-term debt facilities, which are described in "Liquidity and Capital Resources."

Our net investments in foreign subsidiaries are impacted by fluctuations of foreign exchange rates. These fluctuations are recorded as a component of Stockholders' Equity and are not material to our financial condition. The impact of currency fluctuations during the year on our results of operations was not material.

Credit Risk

Credit risk represents the loss that we would incur if a client, counterparty or issuer of securities or other instruments held by Legg Mason fails to perform its contractual obligations to us. We follow industry practice to reduce credit risk related to various investing and financing activities by obtaining and maintaining collateral. Credit exposure associated with our private client business consists primarily of customer margin accounts, which are monitored daily. We monitor exposure to industry sectors and individual securities and perform sensitivity analyses on a regular basis in connection with our margin lending activities. We adjust margin requirements if we believe the risk exposure is not appropriate based on market conditions.

Operational Risk

Operational risk generally refers to the risk of loss resulting from operating activities, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our operating systems, business disruptions and inadequacies or breaches in our internal control processes. We operate different businesses in diverse markets and we are reliant on the ability of our employees and systems to process high volumes of transactions often within limited time frames. In the event of a breakdown or improper operation of systems, human error or improper action by employees, we could suffer financial loss, regulatory sanctions or damage to our reputation. In order to mitigate and control operational risk, we have developed and continue to enhance policies and procedures that are designed to identify and manage operational risk at appropriate levels. For example, we have procedures requiring that all securities transactions must be confirmed on a timely basis, that position valuations are subject to periodic independent review procedures and that collateral and adequate documentation are obtained from counterparties in appropriate circumstances. We also use periodic self-assessments, internal audit reviews and independent consultants as a further check on operational risk and exposure.

Disaster recovery plans exist for our critical systems, and redundancies are built into the systems as deemed appropriate. We believe that our disaster recovery program, including off-site back-up technology and operational facilities, is adequate to handle a reasonable business disruption. However, there can be no assurances that a disaster directly affecting our headquarters or our operations centers would not have a material adverse impact. Insurance and other safeguards might only partially reimburse us for our losses.

Legal Risk

Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements. We are subject to extensive regulation in the different jurisdictions in which we conduct our business. We have various procedures addressing issues, such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, credit granting, protection of client information, collection activities, money-laundering and record keeping.

Critical Accounting Policies

Accounting policies are an integral part of the preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America. Understanding these policies, therefore, is a key factor in understanding the reported results of operations and the financial position of Legg Mason. See Note 1 of Notes to Consolidated Financial Statements for a discussion of our significant accounting policies and other information. Certain critical accounting policies require us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Due to their nature, estimates involve judgment based upon available information. Therefore, actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements.

We consider the following to be among our current accounting policies that involve significant estimates or judgments.

Valuation of Financial Instruments

Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value. Cash and securities segregated for regulatory purposes or deposited with clearing organizations, Securities purchased under agreements to resell, Trading assets, Investment securities and Trading liabilities on the Consolidated Statements of Financial Condition include forms of financial instruments. Unrealized gains and losses related to these financial instruments are reflected in net earnings or other comprehensive income, depending on the underlying purpose of the instrument. Where available, we use prices from independent sources such as listed market prices, broker or dealer price quotations or external pricing sources. For investments in illiquid and privately held securities for which market prices or quotations are not readily available, the determination of fair value requires management to estimate the value of the securities based upon available information. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of the same security without restriction, but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent market price or broker or dealer quote, certain assumptions may be required to determine the fair value. We generally assume that the size of positions in securities that we hold would not be large enough to affect the quoted price of the securities if sold, and that any such sale would occur in an orderly manner. However, these assumptions may be incorrect and the actual value received upon disposition could be different from the current carrying value.

We evaluate our non-trading securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other than temporary" impairment is determined to exist, the difference between the adjusted cost of the investment security and its current fair value is recognized as a charge to earnings in the period in which the impairment is determined.

As of March 31, 2004 and 2003, we owned approximately $3.2 million and $5.3 million, respectively, of non-trading financial instruments that were valued on our assumptions or estimates. Additionally, we had approximately $0.1 million of unrealized losses on investment securities at March 31, 2004 and 2003.

Intangible Assets and Goodwill

SFAS No. 141, "Business Combinations," requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. In addition, it provides that the cost of an acquired entity must be allocated to the assets acquired, including identifiable intangible assets, and liabilities assumed based on their estimated fair values at date of acquisition. The excess cost over the fair value of the net assets acquired must be recognized as goodwill.

SFAS No. 142, "Goodwill and Other Intangible Assets," provides that goodwill is no longer amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life.

In allocating the purchase price of an acquisition to intangible assets, we must determine the fair value of the assets acquired. We determine fair values of intangible assets acquired, primarily asset management contracts and trade names, based upon certain estimates and assumptions including projected future cash flows, growth or attrition rates for acquired contracts based upon historical experience, estimated contract lives, discount rates and investment performance. The determination of estimated contract lives requires judgment based upon historical client turnover and attrition rates and the probability that contracts with termination dates will be renewed.

The value of contracts to manage assets in proprietary mutual funds and the value of trade names are classified as indefinite-life intangible assets. The assignment of indefinite lives to proprietary mutual fund contracts is based upon the assumption that there is no foreseeable limit on the contract period to manage proprietary mutual funds due to the likelihood of continued renewal at little or no cost. The assignment of indefinite lives to trade names is based on the assumption that they are expected to generate cash flows indefinitely.

As of March 31, 2004, we had $466.2 million in goodwill, $159.9 million in indefinite-life intangible assets and $284.5 million in amortizable intangible assets. Generally, the estimated useful lives of amortizable intangible assets range from 5 to 20 years.

We review our intangible assets and goodwill on a quarterly basis, considering factors such as projected cash flows and revenue multiples, to determine whether the value of the assets is impaired and the amortization periods are appropriate. If an asset is determined to be impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs. Intangible assets subject to amortization are reviewed for impairment at each reporting period using an undiscounted cash flow analysis. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is evaluated at the reporting unit level, which is one level below the operating segment, and is deemed to be impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the fair value of the reporting unit, we use valuation techniques based on multiples of revenues and discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. Substantially all of our goodwill is assigned to the asset management operating segment. We have defined the asset management reporting units to be wealth management, institutional and mutual funds.

During fiscal 2003, Legg Mason recorded an impairment charge of $2.8 million, of which $2.0 million represented the fair value of asset management contracts, acquired in a prior business combination, that were deemed to be impaired due to declining profit margins. The remainder of the impairment charge represented the fair value of asset management contracts, acquired in a prior business combination, that were terminated during the period. If actual results vary from the estimates and assumptions used to determine the fair values assigned to assets, we may be required to recognize an impairment charge that could be material to our results.

Some of our business acquisitions, such as PCM and Royce, involved closely held companies in which certain key employees were also owners of those companies. In establishing the purchase price, we may include contingent consideration whereby only a portion of the purchase price is paid on the acquisition date. The determination of these contingent payments is consistent with our methods of valuing and establishing the purchase price, and we record these payments as additional purchase price and not compensation when the contingencies are met. Generally, contingent payments are recorded as additional goodwill. See Note 6 of Notes to Consolidated Financial Statements for additional information regarding intangible assets and goodwill.

Reserves for Losses and Contingencies

Legg Mason is the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Legg Mason has also been involved in governmental and self-regulatory agency investigations and proceedings. In accordance with SFAS No. 5 "Accounting for Contingencies," we have established reserves for potential losses from such complaints, legal actions, investigations and proceedings. In establishing these reserves, we use our judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our experience. If our judgments prove to be incorrect, our reserves may not accurately reflect actual losses that result from these actions, which could materially affect results in the period the expenses are ultimately determined. As of March 31, 2004 and 2003, our reserves for losses and contingencies were $31.8 million and $9.2 million, respectively. A substantial amount of the increase is due to a copyright infringement lawsuit. See Note 9 of Notes to Consolidated Financial Statements for additional disclosures regarding contingencies.

Special Purpose Entities

Special purpose entities ("SPEs") are trusts, partnerships, corporations or other vehicles that are established for a limited business purpose. SPEs generally involve the transfer of assets and liabilities in which the transferor may or may not have continued involvement, derive continued benefit, exhibit control or have recourse. As of March 31, 2004, we do not utilize SPEs as a form of financing or to provide liquidity, nor have we recognized any gains or losses from the sale of assets to SPEs.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation Number ("FIN") 46. FIN 46 requires that all SPEs be designated as either a voting interest entity or a variable interest entity ("VIE"), with VIEs subject to consolidation by the party deemed to be the primary beneficiary, if any. A VIE is an entity that does not have sufficient equity at risk to finance its activities without additional subordinate financial support or in which the equity investors do not have the characteristics of a controlling financial interest. The primary beneficiary is the entity that will absorb a majority of the VIE's expected losses, or if there is no such entity, the entity that will receive a majority of the VIE's expected residual returns, if any. The initial implementation of FIN 46 was required for periods beginning after June 15, 2003; however, during October 2003, the FASB deferred the effective date for interests in VIEs that were created before February 1, 2003 until the end of the first interim period ending after December 15, 2003. In December 2003, the FASB revised FIN 46 ("FIN 46-R") to incorporate certain modifications, which among other things, removed the requirement to include gross fees paid to a decision maker in the determination of expected residual returns. As a result, it is unlikely we will be the primary beneficiary for VIEs created to manage assets for clients unless our ownership interest in VIEs were to be substantial. The Company adopted the provisions of FIN 46-R as of December 31, 2003.

In the normal course of our business activities, we obtain variable interests in VIEs that we manage primarily for our clients. We are the collateral manager of collateralized debt obligation entities, the general partner, and in some cases a limited partner, in investment partnerships and the investment manager and/or managing member in limited liability companies, trusts and offshore investment vehicles. These entities are investment vehicles and include many types of investment strategies including real estate, equity and fixed income portfolios. For our services, we are entitled to receive management fees and may be eligible, under certain circumstances, to receive additional subordinate management fees or other incentive fees. We did not sell or transfer assets to any of the VIEs. Our exposure to risk in these entities is generally limited to any equity investment we have made or are required to make and any earned but uncollected management fees. We do not issue any performance guarantees to these VIEs or their investors. Uncollected management fees from these VIEs were immaterial at March 31, 2004.

In determining whether we are the primary beneficiary of these VIEs, we consider both qualitative and quantitative factors such as the voting rights of the equity holders, economic participation of all parties, including how fees are earned by and paid to us, related party ownership and guarantees. In determining the primary beneficiary, we must make assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE including investment returns, cash flows and credit risks. These assumptions and estimates have a significant bearing on the determination of the primary beneficiary. If our assumptions or estimates were to be materially incorrect, we might be required to consolidate additional VIEs. Consolidation of these VIEs would result in an increase to assets with a corresponding increase in liabilities on the Consolidated Statements of Financial Condition and an increase in net revenues with a corresponding increase in expenses on the Consolidated Statements of Earnings.

As a result of the adoption of FIN 46-R, at March 31, 2004, we were required to consolidate one investment partnership and two investment trusts with total assets of $13.1 million solely due to the underlying ownership of these entities being comprised of employees' interests. See Note 4 of Notes to Consolidated Financial Statements for the trading assets and liabilities of the consolidated VIEs. We do not have an ownership interest in these entities and as such the net equity of these entities is reflected as minority interest in Other liabilities on the Consolidated Statements of Financial Condition. Our assets, exclusive of the assets of the consolidated VIEs, are not subject to claims of creditors of these consolidated VIEs and likewise the assets of the consolidated VIEs are not available to our creditors. In addition, the results of operations of these consolidated VIEs are immaterial.

As of March 31, 2004, the following table is a summary of the VIEs in which we have a significant variable interest but are not the primary beneficiary (dollars in millions):

Entity Type	Number of Entities	Total Assets	Equity Investment	Capital Commitments	Date of Earliest Involvement
CDOs	5	$1,972	$—	$—	August 2000
Offshore Investment Vehicles[1]	3	1,197	—	—	August 1995
Trusts	13	1,010	—	—	November 1993
Limited Partnerships/REITs	11	494	14	17	September 1986
Limited Liability Companies[2]	3	26	—	—	March 2001
Total	35	$4,699	$14	$17	

[1] *Includes one money market fund with assets of $1.1 billion in which we believe we have less than a 1% variable interest.*

[2] *Excludes 4 limited liability companies in which one of our asset management subsidiaries has approximately $17.9 million invested by its long-term incentive plan. We do not have a direct variable interest since we do not earn any fees on these assets.*

Stock-Based Compensation

Our stock-based compensation plans include stock options, employee stock purchase plans, restricted stock awards and deferred compensation and retention bonuses payable in stock. Under our stock compensation plans, we issue stock options to officers, key employees and non-employee members of the Board of Directors. Prior to April 1, 2003, we accounted for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended. In accordance with APB No. 25, compensation expense was not recognized for stock options that have no intrinsic value (the exercise price is not less than the market price) on the date of grant prior to fiscal 2004.

During fiscal 2004, we adopted the fair value method of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," prospectively for all stock options granted and stock purchase plan transactions after April 1, 2003, using the Black-Scholes option pricing model. Under the prospective method allowed under SFAS No. 148, compensation expense is recognized based on the fair value of stock options granted after April 1, 2003 over the applicable vesting period. No compensation expense is recognized for stock options granted prior to April 1, 2003. Therefore, the expense related to stock-based employee compensation included in the determination of net income for March 31, 2004 is less than that which would have been included if the fair value method had been applied to all awards.

Under the stock purchase plan, shares of common stock are purchased in the open market on behalf of participating employees and we provide a 10% contribution towards purchases, which is recognized as expense. Restricted stock awards and deferred compensation payable in stock are recognized as expense over the vesting periods.

In accordance with the provisions of SFAS No. 148, we provide disclosure in Note 1 of the Notes to Consolidated Financial Statements of the pro forma results under the modified prospective fair value based method, as if compensation expense associated with prior years' stock option grants had been recognized over the vesting period. The fair value of each option grant is determined using the Black-Scholes option-pricing model. If we accounted for prior years' stock option grants under the modified prospective fair value based method, net earnings would have been reduced by $17.3 million, $22.1 million and $20.9 million in fiscal 2004, 2003 and 2002, respectively.

Income Taxes

We make certain estimates and judgments in determining our income tax provision for financial statement purposes. These estimates and judgments are used in determining the tax basis of assets and liabilities and in the calculation of certain tax assets and liabilities which arise from differences in the timing of revenue and expense recognition for tax and financial statement purposes.

We also assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our income tax provision by recording a valuation allowance against deferred tax assets that we estimate will not be ultimately recoverable. We recorded a valuation allowance related to U.S. state net operating loss carryforwards and non-U.S. net operating and capital loss carryforwards, since it is unlikely that these benefits will be realized.

In addition, the calculation of our tax liabilities involves uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax uncertainties in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If we determine that our estimates have changed, the income tax provision will be adjusted in the period in which that determination is made.

Forward-Looking Statements

Information or statements provided by or on behalf of Legg Mason from time to time, including those within this Fiscal 2004 Annual Report, may contain certain "forward-looking information," including information relating to anticipated growth in revenues or earnings per share, anticipated changes in our businesses or in the amount of client assets under management, anticipated expense levels, changes in expenses, the expected effects of acquisitions and expectations regarding financial market conditions. We caution readers that any forward-looking information provided by or on behalf of Legg Mason is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information as a result of various factors, some of which are outside of our control, including but not limited to those discussed below and in our Annual Report on Form 10-K for the year ended March 31, 2004. Further, such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligations to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Our future revenues may fluctuate due to numerous factors, such as: the total value and composition of assets under management; the volume of trading in securities; the volatility and general level of securities prices and interest rates; the relative investment performance of company-sponsored investment funds and other asset management products compared with competing offerings and market indices; investor sentiment and confidence; general economic conditions; our ability to maintain investment management and administrative fees at current levels; the level of margin and customer account balances; competitive conditions in each of our business segments; the demand for investment banking services; the ability to attract and retain key personnel and the effects of acquisitions, including prior acquisitions.

Our future operating results are also dependent upon the level of operating expenses, which are subject to fluctuation for the following or other reasons: variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors, changes in the percentages of net revenues paid as compensation or other reasons; variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred by us to maintain our administrative infrastructure; unanticipated costs that may be incurred by Legg Mason from time to time to protect client goodwill or in connection with litigation or regulatory proceedings; and the effects of acquisitions.

Our business is also subject to substantial governmental regulation and changes in legal, regulatory, accounting, tax and compliance requirements that may have a substantial effect on our business and results of operations.

Effects of Inflation

Based on today's low inflationary rates and because our assets are primarily monetary in nature, consisting of cash and cash equivalents, securities and receivables, we believe that our assets are not significantly affected by inflation. The rate of inflation, however, can affect various expenses, including employee compensation, communications and technology and occupancy, which may not be readily recoverable in charges for services provided by us.

Recent Accounting Developments

The FASB has issued the following pronouncements during fiscal 2004.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In addition, the statement clarifies when a contract is a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective prospectively for contracts entered into or modified, and hedging relationships designated, after June 30, 2003. Adoption of SFAS No. 149 did not materially impact our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are generally effective for financial instruments entered into or modified after May 31, 2003. Adoption of SFAS No. 150 did not materially impact our consolidated financial statements.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," as it relates to disclosures of SFAS No. 115 securities. In addition to the disclosures already required by SFAS No. 115, EITF Issue 03-01 requires both quantitative and qualitative disclosures for marketable equity and debt securities. The new disclosure requirements are required to be applied to financial statements for fiscal years ending after December 15, 2003. Adoption of EITF 03-01 did not materially impact our consolidated financial statements.

In December 2003, the FASB issued FIN 46-R, as previously discussed. Adoption of FIN 46-R, except for added disclosure, did not materially impact our consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Legg Mason, Inc.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of earnings, changes in stockholders' equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Legg Mason, Inc. and Subsidiaries ("Legg Mason") at March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Legg Mason's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 27, 2004

Consolidated Statements of Earnings

(Dollars in thousands, except per share amounts)

	Years Ended March 31,		
	2004	2003	2002
Revenues			
Investment advisory and related fees	**$1,217,030**	$ 860,330	$ 780,592
Commissions	**343,519**	316,719	330,893
Principal transactions	**165,481**	158,194	138,900
Investment banking	**150,097**	109,031	102,184
Interest	**84,314**	106,220	163,460
Other	**43,826**	35,849	32,864
Total revenues	**2,004,267**	1,586,343	1,548,893
Interest expense	**63,155**	85,997	125,342
Net revenues	**1,941,112**	1,500,346	1,423,551
Non-Interest Expenses			
Compensation and benefits	**1,087,388**	880,062	865,954
Communications and technology	**92,511**	90,461	97,564
Occupancy	**66,492**	62,675	59,690
Distribution and service fees	**47,773**	24,572	16,477
Amortization of intangible assets	**21,753**	23,253	17,422
Litigation award charge	**17,500**	—	—
Other	**135,386**	112,467	115,301
Total non-interest expenses	**1,468,803**	1,193,490	1,172,408
Earnings from Continuing Operations before Income Tax Provision	**472,309**	306,856	251,143
Income tax provision	**181,701**	117,424	99,476
Net Earnings from Continuing Operations	**290,608**	189,432	151,667
Discontinued operations, net of taxes	**675**	1,477	1,269
Gain on sale of discontinued operations, net of taxes	**6,481**	—	—
Net Earnings	**$ 297,764**	$ 190,909	$ 152,936
Net Earnings Per Common Share			
Basic			
Continuing operations	**$ 4.34**	$ 2.87	$ 2.33
Discontinued operations	**0.01**	0.02	0.02
Gain on sale of discontinued operations	**0.10**	—	—
	$ 4.45	$ 2.89	$ 2.35
Diluted			
Continuing operations	**$ 3.96**	$ 2.76	$ 2.22
Discontinued operations	**0.01**	0.02	0.02
Gain on sale of discontinued operations	**0.09**	—	—
	$ 4.06	$ 2.78	$ 2.24

See notes to consolidated financial statements.

Consolidated Statements of Financial Condition

(Dollars in thousands)

	March 31, 2004	2003
Assets		
Cash and cash equivalents	**$ 868,060**	$ 690,752
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	**2,876,413**	2,583,437
Securities purchased under agreements to resell	**—**	35,000
Receivables:		
Customers	**1,104,830**	933,970
Investment advisory and related fees	**202,845**	121,209
Brokers and dealers	**70,067**	62,488
Others	**79,941**	36,854
Securities borrowed	**568,399**	255,230
Trading assets, at fair value	**264,095**	179,689
Investment securities, at fair value	**38,275**	26,291
Equipment and leasehold improvements, net	**91,753**	69,814
Intangible assets, net	**444,434**	470,408
Goodwill	**466,207**	454,512
Other	**187,662**	147,796
Total Assets	**$7,262,981**	$6,067,450
Liabilities and Stockholders' Equity		
Liabilities		
Payables:		
Customers	**$3,576,059**	$3,246,285
Brokers and dealers	**81,044**	75,017
Securities loaned	**487,717**	219,954
Short-term borrowings	**—**	29,478
Trading liabilities, at fair value	**119,088**	59,583
Accrued compensation	**355,268**	235,971
Other	**289,957**	166,452
Long-term debt	**794,238**	786,753
Total Liabilities	**5,703,371**	4,819,493
Commitments and Contingencies (Note 9)		
Stockholders' Equity		
Common stock, par value $.10; authorized 250,000,000 shares; issued 66,548,716 shares in 2004 and 64,827,344 shares in 2003	**6,655**	6,483
Shares exchangeable into common stock	**7,351**	8,736
Additional paid-in capital	**391,597**	357,622
Deferred compensation and officer note receivable	**(30,224)**	(34,578)
Employee stock trust	**(117,331)**	(109,803)
Deferred compensation employee stock trust	**117,331**	109,803
Retained earnings	**1,173,282**	913,670
Accumulated other comprehensive income (loss), net	**10,949**	(3,976)
Total Stockholders' Equity	**1,559,610**	1,247,957
Total Liabilities and Stockholders' Equity	**$7,262,981**	$6,067,450

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands)

	Years Ended March 31, 2004	2003	2002
Common Stock			
Beginning balance	**$ 6,483**	$ 6,444	$ 6,285
Shares issued for:			
Stock option exercises	**185**	50	109
Deferred compensation trust	**19**	26	25
Deferred compensation	**10**	28	12
Exchangeable shares	**37**	17	27
Business acquisition	**—**	6	—
Shares retired	**(79)**	(88)	(14)
Ending balance	**6,655**	6,483	6,444
Shares Exchangeable into Common Stock			
Beginning balance	**8,736**	9,400	10,439
Exchanges	**(1,385)**	(664)	(1,039)
Ending balance	**7,351**	8,736	9,400
Additional Paid-In Capital			
Beginning balance	**357,622**	358,972	330,394
Stock option exercises	**76,238**	10,193	17,607
Deferred compensation trust	**13,252**	12,286	11,517
Deferred compensation	**8,457**	14,143	5,558
Exchangeable shares	**1,348**	647	1,012
Business acquisition	**—**	3,256	—
Shares retired	**(65,320)**	(41,875)	(7,116)
Ending balance	**391,597**	357,622	358,972
Deferred Compensation and Officer Note Receivable			
Beginning balance	**(34,578)**	(32,007)	(36,406)
Increase in unearned compensation	**(7,664)**	(13,594)	(5,076)
Repayment of officer note receivable	**1,084**	874	634
Amortization of deferred compensation	**10,934**	10,149	8,841
Ending balance	**(30,224)**	(34,578)	(32,007)
Employee Stock Trust			
Beginning balance	**(109,803)**	(90,674)	(81,225)
Shares issued to plan, net of forfeitures	**(20,306)**	(25,113)	(16,066)
Distributions	**12,778**	5,984	6,617
Ending balance	**(117,331)**	(109,803)	(90,674)
Deferred Compensation Employee Stock Trust			
Beginning balance	**109,803**	90,674	81,225
Shares issued to plan, net of forfeitures	**20,306**	25,113	16,066
Distributions	**(12,778)**	(5,984)	(6,617)
Ending balance	**117,331**	109,803	90,674
Retained Earnings			
Beginning balance	**913,670**	751,635	624,665
Dividends declared	**(38,152)**	(28,874)	(25,966)
Net earnings	**297,764**	190,909	152,936
Ending balance	**1,173,282**	913,670	751,635
Accumulated Other Comprehensive Income (Loss), net			
Beginning balance	**(3,976)**	(9,896)	(7,657)
Unrealized holding losses on investment securities, net of taxes	**(72)**	(991)	(681)
Reclassification adjustment for (gains) losses on investment securities included in net income, net of taxes	**(44)**	90	(1,161)
Unrealized gains (losses) on cash flow hedge, net of taxes	**461**	(1,326)	(172)
Reclassification adjustment for loss on cash flow hedge, net of taxes	**1,036**	—	—
Foreign currency translation adjustment	**13,544**	8,147	(225)
Ending balance	**10,949**	(3,976)	(9,896)
Total Stockholders' Equity	**$1,559,610**	$1,247,957	$1,084,548

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(Dollars in thousands)

	Years Ended March 31,		
	2004	2003	2002
Net Earnings	**$297,764**	$190,909	$152,936
Other comprehensive income (loss):			
Foreign currency translation adjustment	**13,544**	8,147	(225)
Unrealized gains (losses) on investment securities:			
Unrealized holding losses arising during the period	**(96)**	(907)	(348)
Reclassification adjustment for (gains) losses included in net income	**(83)**	86	(1,865)
Net unrealized losses	**(179)**	(821)	(2,213)
Unrealized gains (losses) on cash flow hedges:			
Unrealized holding gains (losses) arising during the period	**743**	(2,138)	(277)
Reclassification adjustment for loss included in net income	**1,672**	—	—
Net unrealized gains (losses)	**2,415**	(2,138)	(277)
Deferred income taxes (benefit)	**(855)**	732	476
Total other comprehensive income (loss)	**14,925**	5,920	(2,239)
Comprehensive Income	**$312,689**	$196,829	$150,697

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Years Ended March 31,		
	2004	2003	2002
Cash Flows from Operating Activities			
Net earnings	**$ 297,764**	$ 190,909	$ 152,936
Non-cash items included in earnings:			
Depreciation and amortization	**49,958**	55,888	48,202
Accretion and amortization of securities discounts and premiums, net	**7,528**	7,737	6,909
Originated mortgage servicing rights	**(919)**	(1,817)	(2,068)
Deferred compensation	**15,564**	10,149	8,841
Unrealized (gains) losses on firm investments	**(3,346)**	1,885	(2,029)
Intangible asset impairments	**—**	2,787	1,164
Other	**3,704**	964	456
Deferred income taxes	**(16,948)**	8,091	4,358
Gain on sale of assets	**—**	(1,331)	—
Gain on sale of discontinued operations	**(10,861)**	—	—
Purchases of trading investments, net	**(9,971)**	(2,517)	(8,593)
Decrease (increase) in assets excluding acquisitions:			
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	**(292,976)**	(81,824)	(486,265)
Receivables from customers	**(170,860)**	62,153	106,797
Receivables for investment advisory and related fees	**(79,019)**	(6,030)	(5,507)
Receivables from brokers and dealers and other	**(93,764)**	20,222	(45,127)
Securities borrowed	**(313,169)**	69,187	(77,188)
Trading assets	**(84,134)**	(45,980)	(6,521)
Other	**(22,740)**	2,385	(13,778)
Increase (decrease) in liabilities excluding acquisitions:			
Payable to customers	**329,774**	(3,237)	340,375
Payable to brokers and dealers	**6,027**	40,008	(10,778)
Securities loaned	**267,763**	(59,661)	26,690
Trading liabilities	**59,845**	21,674	(905)
Accrued compensation	**116,373**	33,094	29,562
Other	**133,815**	(19,001)	10,174
Cash Provided by Operating Activities	**189,408**	305,735	77,705
Cash Flows from Investing Activities			
Payments for:			
Equipment and leasehold improvements	**(51,031)**	(28,828)	(20,785)
Asset management contracts and mortgage servicing portfolios	**—**	—	(2,657)
Acquisitions, net of cash acquired	**(4,510)**	(3,243)	(792,856)
Net proceeds from sale of assets	**64,777**	1,451	—
Net (increase) decrease in securities purchased under agreements to resell	**35,000**	(35,000)	—
Purchases of investment securities	**(15,604)**	(26,008)	(16,694)
Proceeds from sales and maturities of investment securities	**16,105**	139,063	36,690
Cash Provided by (Used for) Investing Activities	**44,737**	47,435	(796,302)
Cash Flows from Financing Activities			
Net increase (decrease) in short-term borrowings	**(29,478)**	25,918	(1,340)
Net proceeds from issuance of long-term debt	**—**	—	664,714
Repayment of notes payable of finance subsidiaries	**—**	(111,631)	(26,676)
Issuance of common stock	**70,394**	22,678	26,707
Repurchase of common stock	**(65,399)**	(41,963)	(7,130)
Dividends paid	**(35,238)**	(28,195)	(25,149)
Cash Provided by (Used for) Financing Activities	**(59,721)**	(133,193)	631,126
Effect of Exchange Rate Changes on Cash	**2,884**	2,398	(300)
Net Increase (Decrease) in Cash and Cash Equivalents	**177,308**	222,375	(87,771)
Cash and Cash Equivalents at Beginning of Year	**690,752**	468,377	556,148
Cash and Cash Equivalents at End of Year	**$ 868,060**	$ 690,752	$ 468,377
Supplementary Disclosure			
Cash paid for:			
Income taxes	**$ 166,212**	$ 121,639	$ 88,389
Interest	**53,157**	69,879	100,788

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per share amounts or unless otherwise noted)

1. Summary of Significant Accounting Policies

Basis of Presentation

Legg Mason, Inc. ("Parent") and its subsidiaries (collectively, "Legg Mason") are principally engaged in providing asset management, securities brokerage, investment banking and related financial services to individuals, institutions, corporations and municipalities. The consolidated financial statements include the accounts of the Parent and its subsidiaries in which it has a controlling financial interest. Generally, an entity is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. Legg Mason is also required to consolidate any variable interest entity ("VIE") in which it is considered to be the primary beneficiary. See discussion of Special Purpose Entities that follows as well as Note 16 for a further discussion of variable interest entities. All material intercompany balances and transactions have been eliminated. Unless otherwise noted, all per share amounts include both common shares of Legg Mason and shares issued in connection with the acquisition of Legg Mason Canada Inc. (formerly Perigee Inc.), which are exchangeable into common shares of Legg Mason on a one-for-one basis at any time. Where appropriate, prior years' financial statements have been reclassified to conform to the current year presentation.

Use of Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes, including fair value of financial instruments, intangible assets and goodwill, reserves for losses and contingencies, variable interest entities, stock-based compensation and income taxes. Actual amounts could differ from those estimates and the differences could have a material impact on the consolidated financial statements.

Cash and Cash Equivalents

Cash equivalents, other than those used for trading purposes, are highly liquid investments with original maturities of 90 days or less.

Repurchase Agreements

Legg Mason invests in short-term securities purchased under agreements to resell collateralized by U.S. government and agency securities, which are also included in Cash and securities segregated for regulatory purposes or deposited with clearing organizations. Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financings. It is the policy of Legg Mason to obtain possession of collateral with a market value in excess of the principal amount loaned. Collateral is valued daily, and Legg Mason may require counterparties to deposit additional collateral when appropriate. Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at contractual amounts, plus accrued interest. Securities sold under agreements to repurchase, if any, are included in Short-term borrowings.

Securities Transactions

Customer securities transactions are recorded on a settlement date basis, which is not materially different from the trade date amounts. Related commission revenues and expenses are recorded on a trade date basis. Receivables from and payables to customers represent balances arising from cash and margin transactions. Securities owned by customers held as collateral for the receivable balances are not reflected in the consolidated financial statements. See Note 15 for a discussion of off-balance sheet risk.

Securities Lending

Securities borrowed and loaned are accounted for as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Legg Mason to deposit cash with the lender. Legg Mason generally receives cash as collateral for securities loaned. The fee received or paid by Legg Mason is recorded as interest income or expense. Legg Mason monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Financial Instruments

Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value. Cash and securities segregated for regulatory purposes or deposited with clearing organizations, Securities purchased under agreements to resell, Trading assets, Investment securities and Trading liabilities on the Consolidated Statements of Financial Condition include forms of financial instruments.

The Parent and its non-broker-dealer subsidiaries hold debt and marketable equity investments which are classified as available-for-sale, held-to-maturity or trading. Debt and marketable equity securities classified as available-for-sale are reported at fair value and resulting unrealized gains and losses are reflected in stockholders' equity and comprehensive income, net of applicable income taxes. Debt securities, for which there is positive intent and ability to hold to maturity, are classified as held-to-maturity and are recorded at amortized cost. Amortization of discount or premium is included in earnings.

Financial instruments used in trading activities of the Parent's broker-dealer subsidiaries are recorded on a trade date basis and carried at fair value with unrealized gains and losses reflected in current period earnings. In addition, certain investment securities held by non broker-dealer subsidiaries are classified as trading securities. These investments are recorded at fair value and unrealized gains and losses are also included in earnings. Realized gains and losses for all investments are included in current period earnings.

Fair values are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or external pricing sources. For investments in illiquid and privately-held securities for which market prices or quotations are not readily available, the determination of the fair value requires management to estimate the value of the security based upon available information. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of the same security without restriction, but may be reduced by an amount to reflect such restrictions. In addition, even where the value of a security is derived from an independent market price or broker or dealer quote, certain assumptions may be required to determine the fair value. Legg Mason generally assumes that the size of positions that it holds in securities would not be large enough to affect the quoted price of the securities if sold, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value received upon disposition could be different from the current carrying value.

Legg Mason evaluates its non-trading securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other than temporary" impairment is determined to exist, the difference between the value of the investment security recorded on the financial statements and its fair value is recognized as a charge to earnings in the period the impairment is determined. As of March 31, 2004 and 2003, the amount of unrealized losses in investment securities not recognized in earnings is not material.

As of March 31, 2004 and 2003, Legg Mason had approximately $3,166 and $5,323, respectively, of non-trading financial instruments that are valued based upon management's assumptions or estimates.

In addition to the financial instruments described above, other financial instruments that are carried at fair value or amounts that approximate fair value include Cash and cash equivalents, Receivables from customers, Securities borrowed, Securities loaned, Short-term borrowings and Payables to customers. The fair value of Long-term debt at March 31, 2004 and 2003, was $1,007,931 and $869,043 respectively. These fair values were estimated using current market prices.

Equipment and Leasehold Improvements

Equipment and leasehold improvements consists primarily of furniture, communications and technology hardware and software and leasehold improvements. Equipment and leasehold improvements are reported at cost, net of accumulated depreciation and amortization of $97,184 and $95,916 at March 31, 2004 and 2003, respectively.

Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, generally ranging from three to eight years. Leasehold improvements are generally amortized over the term of the lease. Maintenance and repair costs are expensed as incurred. Depreciation and amortization expense was $26,307, $26,472, and $24,990 for 2004, 2003, and 2002, respectively.

Intangible Assets and Goodwill

Intangible assets consist principally of asset management contracts and trade names. Intangible assets are amortized over their estimated useful lives, using the straight-line method, unless the asset is determined to have an indefinite useful life. As of March 31, 2004, intangible assets are being amortized over a weighted-average life of 15 years. The value of contracts to manage assets in proprietary mutual funds and the value of trade names are classified as indefinite-life intangible assets. The assignment of indefinite lives to proprietary mutual fund contracts is based upon the assumption that there is no foreseeable limit on the contract period to manage proprietary mutual funds due to the likelihood of continued renewal at little or no cost. The assignment of indefinite lives to trade names is based on the assumption that they are expected to generate cash flows indefinitely. Prior to the sale of the commercial mortgage banking and mortgage servicing operations of Legg Mason Real Estate Services, Inc. ("LMRES"), Legg Mason capitalized costs incurred in acquiring mortgage servicing rights through loan origination activities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," indefinite-life intangible assets and goodwill are not amortized.

Legg Mason reviews its intangible assets and goodwill on a quarterly basis, considering factors such as projected cash flows and revenue multiples, to determine whether the value of the assets is impaired and the amortization periods are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs. Intangible assets subject to amortization are reviewed for impairment at each reporting period using an undiscounted cash flow analysis. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is evaluated at the reporting unit level, which is one level below the operating segment, and could be deemed to be impaired if the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the fair value of the reporting unit, Legg Mason uses valuation techniques based on multiples of revenues and discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. Substantially all of Legg Mason's goodwill is assigned to the asset management operating segment. Legg Mason has defined the asset management reporting units to be wealth management, institutional and mutual funds. See Note 6 for additional information regarding intangible assets and goodwill.

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries that are denominated in non-U.S. dollar functional currencies are translated at exchange rates as of the statement of financial condition date. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in stockholders' equity and comprehensive income. Gains or losses resulting from foreign currency transactions are included in earnings.

Investment Advisory and Related Fees

Legg Mason earns investment advisory fees on assets in investment funds and accounts managed by its subsidiaries, distribution fees on assets in company-sponsored investment funds and asset-based fees on various types of single-fee brokerage accounts. In addition, Legg Mason earns fees for performing certain administrative services for its funds. Revenues from investment advisory and related activities are recognized over the period in which services are performed. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks and are generally recognized at the end of the performance measurement period.

Investment Banking

Underwriting revenues and fees from advisory assignments are recorded when the underlying transaction is substantially completed under the terms of the engagement. Expenses related to securities offerings in which Legg Mason acts as principal or agent are deferred until the related revenue is recognized or the offering is deemed unlikely. Expense reimbursements related to advisory activities are recorded as a reduction of related expenses. The reimbursable expenses are reviewed for impairment at each reporting date.

Stock-Based Compensation

Legg Mason's stock-based compensation plans include stock options, employee stock purchase plans, restricted stock awards and deferred compensation and retention bonuses payable in stock. Under its stock compensation plans, Legg Mason issues stock options to officers, key employees and non-employee members of the Board of Directors. Prior to April 1, 2003, Legg Mason accounted for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended. In accordance with APB No. 25, compensation expense is not recognized for stock options that have no intrinsic value (the exercise price is not less than the market price) on the date of grant.

During fiscal 2004, Legg Mason adopted the fair value method of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," prospectively for all stock options granted and stock purchase plan transactions after April 1, 2003, using the Black-Scholes option pricing model. Under the prospective method allowed under SFAS No. 148, compensation expense is recognized based on the fair value of stock options granted after April 1, 2003 over the applicable vesting period. No compensation expense is recognized for stock options granted prior to April 1, 2003. Therefore, the expense related to stock-based employee compensation included in the determination of net income for March 31, 2004 is less than that which would have been included if the fair value method had been applied to all awards. The impact of adopting SFAS No. 123, as amended, reduced net earnings $3,310, or $0.05 per diluted share.

Legg Mason has a qualified Employee Stock Purchase Plan covering substantially all employees. Shares of common stock are purchased in the open market on behalf of participating employees, subject to a three million total share limit under the plan. Purchases are made through payroll deductions and Legg Mason provides a 10% contribution towards purchases, which is charged to earnings. During the fiscal year ended March 31, 2004, 2003 and 2002, approximately 139, 200 and 175 shares, respectively, have been purchased in the open market on behalf of participating employees.

Restricted stock awards and deferred compensation payable in stock are recognized as expense over the vesting periods.

The following table reflects pro forma results as if compensation expense associated with all option grants (regardless of grant date) and the stock purchase plan were recognized over the vesting period:

	2004	2003	2002
Net earnings, as reported	**$297,764**	$190,909	$152,936
Add: stock-based compensation included in reported net earnings, net of taxes	**4,162**	723	402
Less: stock-based compensation, net of taxes	**(21,434)**	(23,400)	(21,382)
Pro forma net earnings	**$280,492**	$168,232	$131,956
Earnings per share:			
As reported:			
Basic	**$ 4.45**	$ 2.89	$ 2.35
Diluted	**4.06**	2.78	2.24
Pro forma:			
Basic	**$ 4.20**	$ 2.55	$ 2.02
Diluted	**3.83**	2.45	1.93

The weighted average fair value of stock options granted in fiscal 2004, 2003 and 2002 using the Black-Scholes option-pricing model, was $29.77, $15.88 and $18.59 per option share, respectively.

The following weighted average assumptions were used in the model for grants in fiscal 2004, 2003 and 2002.

	2004	2003	2002
Expected dividend yield	**0.82%**	0.81%	0.81%
Risk-free interest rate	**3.44%**	4.09%	4.65%
Expected volatility	**41.39%**	34.31%	35.58%
Expected lives (in years)	**6.52**	6.65	5.66

During fiscal 2004, 2003 and 2002, Legg Mason granted 26, 27 and 22 shares of restricted common stock, respectively, at a fair value of $54.24, $51.17 and $46.64, respectively, per share. The restricted shares vest in equal increments over three years. Compensation expense is being recognized over the three-year vesting period. The restricted stock awards were non-cash transactions. In fiscal 2004, 2003 and 2002, Legg Mason recognized $1,283, $1,515 and $952, respectively, in compensation expense for grants made under restricted stock awards.

In addition, deferred compensation payable in shares of Legg Mason common stock has been granted to certain employees in mandatory and elective plans. The vesting in the plans ranges from immediate to periods up to six years. The plans provide for discounts of up to 10% on contributions and dividends. There is no limit on the number of shares authorized to be issued under these deferred arrangements, however, subsequent to March 31, 2004, Legg Mason adopted programs under its equity incentive plan that replace all of these deferred arrangements that have not been approved by Legg Mason's stockholders. In fiscal 2004, 2003 and 2002, Legg Mason recognized $10,814, $9,843 and $8,394, respectively, in compensation expense for deferred compensation arrangements payable in shares of common stock. During fiscal 2004, 2003 and 2002, Legg Mason issued 266, 510 and 344 shares, respectively, under deferred compensation arrangements with a weighted-average fair value per share at grant date of $76.25, $49.24 and $46.64, respectively.

At March 31, 2004, the balance of the officer note receivable related to a stock purchase transaction was $895.

Accumulated Other Comprehensive Income/(Loss)

Accumulated other comprehensive income/(loss) represents cumulative foreign currency translation adjustments and net gains and losses on investment securities and a cash flow hedge that are not reflected in earnings. The summary of Legg Mason's accumulated other comprehensive income/(loss) as of March 31, 2004 and 2003 is as follows:

	2004	2003
Foreign currency translation adjustments	**$10,811**	$(2,733)
Unrealized gains on investment securities, net	**138**	254
Unrealized loss on cash flow hedge	—	(1,497)
Total	**$10,949**	$(3,976)

Supplemental Cash Flow Information

Non-cash activities are excluded from the Consolidated Statements of Cash Flows. In connection with the sale of the mortgage banking and servicing business of LMRES during fiscal 2004, Legg Mason received a $6,900 non-interest bearing note due September 30, 2007, with a net present value of $5,100. Additionally, the value of common stock issued in connection with a business acquisition was $3,262 for fiscal 2003. Of that amount, $1,783 was attributable to goodwill, $1,416 was attributable to intangible assets and $63 was attributable to tangible net assets.

Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net earnings by the weighted average number of common shares outstanding. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares.

The following table presents the computations of basic and diluted EPS:

	Years Ended March 31,		
	2004	2003	2002
Weighted average common shares outstanding	**66,861**	66,001	65,211
Potential common shares:			
Employee stock options	**4,169**	2,272	2,567
Shares related to deferred compensation	**630**	487	484
Shares issuable upon conversion of debentures	**2,186**	—	—
Total weighted average diluted common shares	**73,846**	68,760	68,262
Net earnings	**$297,764**	$190,909	$152,936
Interest expense on convertible debentures, net of tax	**2,234**	—	—
Net earnings applicable to basic and diluted common shares	**$299,998**	$190,909	$152,936
Basic EPS	**$ 4.45**	$ 2.89	$ 2.35
Diluted EPS	**4.06**	2.78	2.24

At March 31, 2004, 2003 and 2002, options to purchase 2, 3,524 and 3,681 shares, respectively, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average price of the common shares for the period. In addition, at March 31, 2004, 2003 and 2002, 391, 674 and 592 shares, respectively, held in an employee stock trust were antidilutive and therefore excluded from the computation of diluted earnings per share.

Diluted earnings per share for the fiscal year ended March 31, 2004 includes the weighted average amount of shares issuable upon conversion of our zero-coupon contingent convertible senior notes. The senior notes contain conversion features which are triggered by certain events, including the sale price of Legg Mason's common stock reaching specified thresholds. The threshold of $73.15 was met during the quarter ended December 31, 2003. Therefore, of the 4.4 million total potential convertible shares, approximately 2.2 million shares were included in weighted average shares outstanding for the year ended March 31, 2004. As a result, diluted earnings per share for fiscal 2004 were reduced by $0.09 per share.

Derivative Instruments

Derivative instruments are recorded as assets or liabilities on the balance sheet and are measured at fair value. Legg Mason generally does not engage in derivative or hedging activities, except for limited trading-related activities at the Parent's primary broker-dealer subsidiary and in a previous transaction related to a Collateralized Debt Obligation ("CDO").

The primary broker-dealer subsidiary uses futures contracts or options on futures contracts, on a limited basis, as a means of hedging interest rate risk in its trading activities. Gains and losses on these transactions are included in Principal transactions on the Consolidated Statements of Earnings. In addition, one of the Parent's asset management subsidiaries is the collateral manager of a CDO and entered into a forward purchase agreement as a cash flow hedge to purchase a $4,200 interest in the CDO in three years. During fiscal 2004, the cash flow hedge was sold and Legg Mason recorded a realized loss of approximately $1,036, net of tax.

Special Purpose Entities

Special purpose entities ("SPEs") are trusts, partnerships, corporations or other vehicles that are established for a limited business purpose. SPEs generally involve the transfer of assets and liabilities in which the transferor may or may not have continued involvement, derive continued benefit, exhibit control or have recourse. As of March 31, 2004, Legg Mason does not utilize SPEs as a form of financing or to provide liquidity, nor has Legg Mason recognized any gains or losses from the sale of assets to SPEs.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation Number ("FIN") 46, "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51." FIN 46 requires that all SPEs be designated as either a voting interest entity or a VIE, with VIEs subject to consolidation by the party deemed to be the primary beneficiary, if any. A VIE is an entity that does not have sufficient equity at risk to finance its activities without additional subordinate financial support or in which the equity investors do not have the characteristics of a controlling financial interest. The primary beneficiary is the entity that will absorb a majority of the VIE's expected losses, or if there is no such entity, the entity that will receive a majority of the VIE's expected residual returns, if any. The initial implementation of FIN 46 was required for periods beginning after June 15, 2003; however, during October 2003, the FASB deferred the effective date for interests in VIEs that were created before February 1, 2003 until the end of the first interim period ending after December 15, 2003. In December 2003, the FASB revised FIN 46 ("FIN 46-R") to incorporate certain modifications. These modifications, which among other things, removed the requirement to include gross fees paid to a decision maker in the determination of expected residual returns. As a result, it is unlikely that Legg Mason will be the primary beneficiary for VIEs created to manage assets for clients unless our ownership interest in VIEs were to be substantial. The Company adopted the provisions of FIN 46-R as of December 31, 2003. See Note 16 of Notes to the Consolidated Financial for additional information on SPEs.

New Accounting Pronouncements

The FASB has issued the following pronouncements during the fiscal year.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In addition, the statement clarifies when a contract is a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective prospectively for contracts entered into or modified, and hedging relationships designated, after June 30, 2003. Adoption of SFAS No. 149 did not materially impact Legg Mason's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are generally effective for financial instruments entered into or modified after May 31, 2003. Adoption of SFAS No. 150 did not materially impact Legg Mason's consolidated financial statements.

In November, 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," as it relates to disclosures of SFAS No. 115 securities. In addition to the disclosures already required by SFAS No. 115, EITF Issue 03-01 requires both quantitative and qualitative disclosures for marketable equity and debt securities. The new disclosure requirements are required to be applied to financial statements for fiscal years ending after December 15, 2003. Adoption of EITF 03-01 did not materially impact Legg Mason's consolidated financial statements.

In December, 2003, the FASB issued FIN 46-R, as previously discussed.

2. Business Combinations and Dispositions

On October 1, 2001, Legg Mason completed the acquisition of Royce & Associates, Inc. ("Royce") which manages small and micro-cap mutual funds. At the date of acquisition, Royce managed assets of approximately $4.7 billion. Legg Mason acquired Royce for an initial cash payment of $115,000 plus acquisition costs of $1,059. The acquisition of Royce fits Legg Mason's strategic objective to grow its asset management business. The determination of the purchase price was made on the basis of, among other things, the revenues, profitability and growth rates of Royce.

A summary of the fair values of the net assets acquired is as follows:

Current liabilities, net	$ (829)
Fixed assets	1,272
Trade name	7,700
Asset management contracts	5,700
Mutual fund contracts	99,200
Goodwill	3,016
Total purchase price	$116,059

The fair value of the asset management contracts of $5,700 is being amortized over an average life of seven years. The values of the trade name, mutual fund contracts and goodwill are not subject to amortization. Goodwill is deductible for tax purposes and is attributable to the Asset Management segment.

The transaction also includes three contingent payments based on Royce's revenue growth for the years ending on the third, fourth and fifth anniversaries of closing, with the aggregate purchase price to be no more than $215,000. Legg Mason has the option to pay as much as 50% of the remaining purchase price in common stock. All additional payments required as a result of the contingency will be allocated to goodwill. Based on current revenue levels of Royce, Legg Mason will be required to make an additional payment of the remaining $100,000 in fiscal 2005.

On August 1, 2001, Legg Mason completed the acquisition of Private Capital Management, L.P. and its affiliated entities ("PCM") for cash of approximately $682,000 plus acquisition costs of $1,000. PCM, a high net worth investment manager, managed assets of approximately $8.6 billion at the date of acquisition. The acquisition of PCM fits Legg Mason's strategic objective to grow its asset management business. The determination of the purchase price was made on the basis of, among other things, the revenues, profitability and growth rates of PCM.

A summary of the fair values of the net assets acquired is as follows:

Current assets, net	$ 4,228
Fixed assets	1,903
Trade name	47,000
Asset management contracts	298,000
Goodwill	331,869
Total purchase price	$683,000

The fair value of the asset management contracts of $298,000 is being amortized over an average life of eighteen years. The values of the trade name and goodwill are not subject to amortization. Goodwill is deductible for tax purposes and is attributable to the Asset Management segment.

The transaction also includes two contingent payments based on PCM's revenue growth for the years ending on the third and fifth anniversaries of closing, with the aggregate purchase price to be no more than $1.382 billion. All additional payments required as a result of the contingency will be allocated to goodwill. Based on current revenue levels of PCM, Legg Mason will be required to make the third anniversary payment of $400,000. Additionally, if PCM's revenues remain at current levels or increase, it is likely Legg Mason will be required to make the fifth anniversary payment of $300,000.

On September 30, 2003, Legg Mason sold certain assets and liabilities comprising the commercial mortgage banking and mortgage servicing operations of its wholly owned subsidiary, LMRES. LMRES will continue to operate its real estate investment group, which is now included in the Capital Markets segment. The sales price for the net assets was approximately $68,630, including $63,530 in cash at closing (including $40,900 that was used to repay the outstanding balance on the secured warehouse line of credit) and $6,900 in a non-interest bearing note due four years from closing, which was discounted at 8%. Legg Mason recognized a gain, net of transaction costs, of $10,861 ($6,481, net of taxes of $4,380). This gain is reflected as Gain on Sale of Discontinued Operations on the Consolidated Statement of Earnings. The sale of certain assets of LMRES was a result of Legg Mason's long term strategic objective to focus on Legg Mason's core businesses. Results of prior periods have been restated to reflect the results of the sold business as discontinued operations. The net assets, net revenues, pre-tax earnings, net earnings and cash flows from the operations of LMRES that were sold were not material to Legg Mason's consolidated operations. In connection with the transaction, the investments securing the committed, secured compensating balance line of credit were liquidated and the line was repaid. Both the secured warehouse line of credit and the committed, secured compensating balance line of credit were terminated.

3. Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising from cash and margin transactions. Securities owned by customers are held as collateral for the receivable balances. Included in payable to customers are free credit balances of approximately $3,386,477 and $3,123,083 as of March 31, 2004, and 2003, respectively. Legg Mason pays interest on certain customer free credit balances held for investment purposes.

4. Trading Assets and Liabilities

Securities positions used in Legg Mason's trading activities consist of the following at March 31:

Trading Assets	**2004**	2003
U.S. government and agencies	**$101,483**	$ 84,521
Corporate debt	**20,659**	21,386
State and municipal bonds	**125,198**	70,360
Equity and other	**8,573**	3,422
Subtotal	**255,913**	179,689
VIEs	**8,182**	—
Total	**$264,095**	$179,689

Trading Liabilities	**2004**	2003
U.S. government and agencies	**$ 94,019**	$55,712
Corporate debt	**18,976**	2,701
State and municipal bonds	**—**	225
Equity and other	**1,265**	945
Subtotal	**114,260**	59,583
VIEs	**4,828**	—
Total	**$119,088**	$59,583

At March 31, 2004 and 2003, Legg Mason had pledged securities owned of $1,219 and $149, respectively, as collateral to counterparties for securities loaned transactions, which can be sold or repledged by the counterparties.

5. Investments

Legg Mason has investments in debt and equity securities that are generally classified as available-for-sale and trading as described in Note 1.

Investments as of March 31, 2004 and 2003 are as follows:

	2004	2003
Investment securities		
Available-for-sale	**$ 6,908**	$ 7,431
Trading	**26,999**	11,617
Other[1]	**4,368**	7,243
Total	**$38,275**	$26,291

[1] *Contains investments in private equity securities that do not have readily determinable fair values and non-trading securities held by the Parent's broker-dealer subsidiaries.*

The proceeds and gross realized gains and losses from sales and maturities of available-for-sale and held-to-maturity investments are as follows:

	Years Ended March 31,		
	2004	2003	2002
Available-for-sale:			
Proceeds	**$16,023**	$139,033	$16,760
Gross realized gains	**89**	6	1,865
Gross realized losses	**(7)**	(92)	—
Held-to-maturity:			
Proceeds	**$ —**	$ 116	$19,947

Net unrealized gains from investment securities classified as trading included in the 2004 and 2003 Consolidated Statements of Financial Condition were $3,583 and $260, respectively.

Information regarding Legg Mason's available-for-sale investments, categorized by maturity date, is as follows:

	March 31, 2004				March 31, 2003			
	Cost/ Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:								
Corporate debt:								
Within one year	**$1,570**	**$ 2**	**$ (22)**	**$1,550**	$1,627	$ 1	$ —	$1,628
One to five years	**810**	**12**	**(10)**	**812**	764	7	(2)	769
Over ten years	**—**	**—**	**—**	**—**	21	—	—	21
U.S. government and agency securities:								
Within one year	**—**	**—**	**—**	**—**	411	3	—	414
One to five years	**468**	**12**	**—**	**480**	—	—	—	—
Five to ten years	**17**	**—**	**—**	**17**	633	17	—	650
Over ten years	**2,627**	**72**	**(2)**	**2,697**	2,606	167	(17)	2,756
Equities	**1,166**	**284**	**(98)**	**1,352**	939	305	(51)	1,193
Total	**$6,658**	**$382**	**$(132)**	**$6,908**	$7,001	$500	$(70)	$7,431

6. Intangible Assets and Goodwill

SFAS No. 142, "Goodwill and Other Intangible Assets," provides that goodwill is no longer amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. Goodwill and indefinite-life intangible assets are analyzed for impairment quarterly. Based upon analysis performed as of March 31, 2004 and 2003, no impairment charges were required.

The following tables reflect the components of intangible assets as of March 31:

	2004	2003
Amortizable Intangible Assets, Cost		
Asset management contracts	**$352,037**	$351,714
Mortgage servicing contracts	**—**	10,743
Total	**$352,037**	$362,457
Amortizable Intangible Assets, Accumulated Amortization		
Asset management contracts	**$ (67,537)**	$ (46,900)
Mortgage servicing contracts	**—**	(4,317)
Total	**$ (67,537)**	$ (51,217)
Indefinite-Life Intangible Assets, Cost		
Fund management contracts	**$105,234**	$104,468
Trade name	**54,700**	54,700
Total	**$159,934**	$159,168
Total Intangible assets, net	**$444,434**	$470,408

During the fiscal year ended March 31, 2003, Legg Mason recorded in Other expenses an impairment charge of $2,787, of which $2,000 represented the fair value of asset management contracts, acquired in a prior business combination, that were deemed to be impaired due to declining profit margins. The remainder of the impairment charge represented the fair value of asset management contracts, acquired in a prior business combination, that were terminated during the period.

Estimated amortization expense is as follows:

2005	$ 21,860
2006	21,681
2007	21,336
2008	19,682
2009	19,136
Thereafter	180,805
Total	$284,500

The carrying value of goodwill of $466,207 at March 31, 2004 is primarily attributable to the Asset Management segment. The increase in the carrying value of goodwill since March 31, 2003 primarily reflects $9,892 from the impact of changes in foreign currency exchange rates, $1,915 related to an increase in the ownership interest in Barrett Associates, Inc., $620 related to the acquisition of the business of Rothschild Asset Management (Singapore) Limited, which is not material to Legg Mason's results and $543 related to a contingent payment for a prior acquisition, partially offset by $1,275 related to the sale of the mortgage banking and servicing business of LMRES.

7. Short-Term Borrowings

Legg Mason obtains short-term financing on a secured and unsecured basis. The secured financing is obtained through the use of securities lending agreements and secured bank loans, which are primarily collateralized by agency, corporate and equity securities.

Legg Mason has a committed, unsecured revolving credit facility of $100,000 that matures on June 30, 2006, for general corporate purposes that may include short-term funding needs. The facility has restrictive covenants that require Legg Mason, among other things, to maintain specific levels of net worth and debt-to-equity ratios. There were no borrowings outstanding under the facility as of March 31, 2004 and 2003.

Certain subsidiaries maintain lines of credit for general corporate purposes. Interest is generally based upon prevailing rates. In total, these lines of credit are not material to Legg Mason. There were no borrowings outstanding under these facilities as of March 31, 2004 and 2003.

In connection with the sale of the mortgage banking and servicing business of LMRES, a committed, secured compensating balance line of credit and a secured warehouse line of credit utilized by LMRES were terminated.

Legg Mason has maintained compliance with the applicable covenants of these facilities.

8. Long-Term Debt

Legg Mason's long-term debt at March 31, 2004 consisted of $424,306 of 6.75% senior notes, $270,021 of zero-coupon contingent convertible senior notes and $99,911 of 6.50% senior notes. During fiscal 2002, Legg Mason issued long-term fixed rate debt primarily to fund asset management acquisitions.

On July 2, 2001, Legg Mason issued $425,000 principal amount of senior notes due July 2, 2008, which bear interest at 6.75%. The notes were sold at a discount to yield 6.80%. The net proceeds of the notes were approximately $421,000, after payment of debt issuance costs.

On June 6, 2001, Legg Mason issued $567,000 principal amount at maturity of zero-coupon contingent convertible senior notes due on June 6, 2031, resulting in gross proceeds of approximately $250,000. The convertible notes were issued in a private placement to qualified institutional buyers at an initial offering price of $440.70 per $1,000 principal amount at maturity. The discounted price reflects a yield to maturity of 2.75% per year. During the quarter ended December 31, 2003, the price of Legg Mason's common stock exceeded the conversion trigger price of $73.15 for at least 20 trading days in the last 30 trading days of the quarter. As a result, each note became convertible into 7.7062 shares of Legg Mason's common stock, subject to adjustment, commencing on January 2, 2004, which may result in the issuance of up to an additional 4.4 million shares. Legg Mason may redeem the convertible notes for cash on or after June 6, 2006 at their accreted value. In addition, Legg Mason may be required to repurchase the convertible notes at their accreted value, at the option of the holders, on June 6, 2005, 2007, 2011 and every five years thereafter until 2026 or upon a change in control of Legg Mason that occurs on or before June 6, 2006. Such repurchases can be paid in cash, shares of Legg Mason's common stock or a combination of both. The net proceeds of the offering were $244,375, after payment of debt issuance costs. The debt issuance costs were included in Other assets and were amortized over a two-year period that ended on June 6, 2003.

Legg Mason also has outstanding $100,000 principal amount of senior notes due February 15, 2006, which bear interest at 6.50%. The notes were issued at a discount to yield 6.57%.

At March 31, 2004, Legg Mason had $575,000 available for the issuance of additional debt or equity securities pursuant to a shelf registration statement.

As of March 31, 2004, the aggregate maturities of long-term debt, based on their contractual terms, are as follows:

2005	$ —
2006	100,000
2007	—
2008	—
2009	425,000
Thereafter	567,000
Total	$1,092,000

9. Commitments and Contingencies

Legg Mason leases office facilities and equipment under non-cancelable operating leases and also has multi-year agreements for data processing and other services. These leases and service agreements expire on varying dates through fiscal 2019. Certain leases provide for renewal options and contain escalation clauses providing for increased rentals based upon maintenance, utility and tax increases.

As of March 31, 2004, the minimum annual aggregate rentals are as follows:

2005	$ 66,780
2006	56,374
2007	48,845
2008	44,147
2009	39,257
Thereafter	77,692
Total	$333,095

The minimum rental commitments shown above have not been reduced by $16,684 of minimum sublease rentals to be received in the future under non-cancelable subleases. The table above also does not include aggregate rental commitments of $171 for furniture and equipment under capital leases, most of which are due in 2005.

Rental expense, under all operating leases and service agreements, was $64,662, $65,281 and $68,065 for fiscal 2004, 2003 and 2002, respectively. Rental expense is net of any sublease income received of $1,158, $1,185 and $488 for fiscal 2004, 2003 and 2002, respectively.

As of March 31, 2004 and 2003, Legg Mason had commitments to invest $18,055 and $27,450, respectively, in limited partnerships that make private investments. These commitments will be funded as required through the end of the respective investment periods ranging from fiscal 2005 to 2011 and include $536 of commitments to lend employees funds to invest in one of these partnerships. As of March 31, 2004, the outstanding balance of these loans was $289.

As discussed in Note 2, Legg Mason has contingent payment obligations related to acquisitions. These payments are payable through fiscal 2007 and will not exceed $806,400.

In the normal course of business and in connection with the sale of certain assets of LMRES, Legg Mason enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. Legg Mason's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against Legg Mason that have not yet occurred.

Legg Mason has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Legg Mason is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In accordance with SFAS No. 5 "Accounting for Contingencies," Legg Mason has established provisions for estimated losses from pending complaints, legal actions, investigations and proceedings. While the ultimate resolution of these actions cannot be currently determined, in the opinion of management, after consultation with legal counsel, Legg Mason has no reason to believe that the resolution of these actions will have a material adverse effect on Legg Mason's financial condition. However, the results of operations could be materially affected during any period if liabilities in that period differ from Legg Mason's prior estimates. On October 3, 2003, a federal district court jury rendered an approximately $20,000 verdict against Legg Mason in a civil copyright lawsuit, which was confirmed in a subsequent judgment in the case. As a result of the verdict, we recorded a $17,500 pre-tax charge in the quarter ended September 30, 2003. Legg Mason has filed an appeal of the judgment, and this appeal is pending.

In addition, the ultimate costs of litigation-related charges can vary significantly from period to period, depending on factors such as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursement. During fiscal 2004, 2003 and 2002, Legg Mason recorded litigation-related charges of approximately $27,900 (which includes $17,500 related to the civil copyright lawsuit), $9,400 and $15,100, respectively (net of recoveries of $50 and $11,100 in fiscal 2003 and 2002, respectively).

10. Income Taxes

The components of income tax expense from continuing operations are as follows:

	2004	2003	2002
Federal	**$156,464**	$105,450	$82,524
Foreign	**5,294**	3,040	4,657
State and local	**19,943**	8,934	12,295
	$181,701	$117,424	$99,476
Current	**$198,649**	$109,333	$95,118
Deferred	**(16,948)**	8,091	4,358
Total	**$181,701**	$117,424	$99,476

A reconciliation of the difference between the effective income tax rate and the statutory federal income tax rate are as follows:

	2004	2003	2002
Taxes at statutory rates	**$165,308**	$107,399	$87,900
State income taxes, net of federal income tax benefit	**12,963**	5,807	7,992
Tax-exempt interest income, net	**(620)**	(608)	(937)
Foreign losses with no tax benefit	**268**	943	1,197
Differences in tax rates applicable to non-U.S. earnings	**(499)**	255	595
Other non-deductible expenses	**1,559**	1,214	1,220
Other, net	**2,722**	2,414	1,509
Total	**$181,701**	$117,424	$99,476

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Statements of Financial Condition. These temporary differences result in taxable or deductible amounts in future years. Details of Legg Mason's deferred tax assets and liabilities follow:

	2004	2003
Deferred tax assets:		
Accrued compensation and benefits	**$ 52,399**	$ 27,136
Accrued expenses	**26,799**	14,997
Depreciation	**1,184**	—
Operating loss carryforwards	**14,007**	15,207
Capital loss carryforwards	**12,106**	12,106
Deferred income	**—**	249
Other	**2,195**	1,366
Valuation allowance	**(25,341)**	(25,084)
Total	**$ 83,349**	$ 45,977
Deferred tax liabilities:		
Depreciation	**$ —**	$ 365
Deferred expenses	**555**	399
Deferred income	**529**	—
Business combinations	**6,792**	6,644
Amortization	**37,342**	22,168
Imputed interest	**12,526**	6,500
Total	**$ 57,744**	$ 36,076

At March 31, 2004, Legg Mason has U.S. state net operating loss carryforwards totaling $3,276 expiring in various years after 2010. In addition, Legg Mason has non-U.S. net operating loss and capital loss carryforwards of $10,731 and $12,106, respectively, which can be carried forward indefinitely.

At March 31, 2004 and 2003, Legg Mason recorded a valuation allowance for deferred tax assets primarily related to U.S. state net operating losses, and non-U.S. net operating and capital loss carryforwards established in accordance with SFAS No. 109, "Accounting for Income Taxes," as it is management's opinion that it is more likely than not that these benefits may not be realized.

Legg Mason intends to reinvest cumulative undistributed earnings of its non-U.S. subsidiaries. No deferred U.S. federal income taxes have been provided for the undistributed earnings to the extent that they are permanently reinvested in Legg Mason's non-U.S. operations. It is not practical to determine the U.S. federal income tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

11. Employee Benefits

Legg Mason, through its subsidiaries, maintains various defined contribution plans covering substantially all employees. Through its primary plan, Legg Mason makes discretionary contributions and matches 50% of employee 401(k) contributions up to 6% of employee compensation with a maximum of two thousand five hundred dollars per year through December 31, 2003. Beginning on January 1, 2004, the maximum 401(k) matching contribution increased to three thousand dollars per year. Contributions charged to operations amounted to $33,095, $27,207 and $27,858 in fiscal 2004, 2003 and 2002, respectively. In addition, employees can make voluntary contributions under certain plans.

12. Capital Stock

At March 31, 2004, the authorized numbers of common, preferred and exchangeable shares were 250 million, 4 million and an unlimited number, respectively. In addition, at March 31, 2004 and 2003, there were 10.8 million and 12.6 million shares of common stock, respectively, reserved for issuance under Legg Mason's stock option plans and 2.0 million and 2.3 million common shares, respectively, reserved for exchangeable shares in connection with the acquisition of Legg Mason Canada Inc. Additionally, at March 31, 2004, Legg Mason has approximately 4.4 million shares of common stock reserved for issuance upon conversion of the zero-coupon contingent convertible senior notes.

Changes in common stock and shares exchangeable into common stock for the three years ended March 31, 2004 are as follows:

	Years Ended March 31,		
	2004	2003	2002
Common Stock			
Beginning balance	**64,827**	64,444	62,850
Shares issued for:			
Stock option exercises	**1,850**	496	1,088
Deferred compensation trust	**193**	256	247
Deferred compensation	**100**	280	120
Exchangeable shares	**368**	176	276
Purchased business	**—**	60	—
Shares retired	**(789)**	(885)	(137)
Ending balance	**66,549**	64,827	64,444
Shares Exchangeable into Common Stock			
Beginning balance	**2,319**	2,495	2,771
Exchanges	**(368)**	(176)	(276)
Ending balance	**1,951**	2,319	2,495

Dividends declared but not paid at March 31, 2004, 2003 and 2002 were $10,289, $7,374 and $6,695, respectively.

During the fiscal year ended March 31, 2002, the Board of Directors approved a stock repurchase plan. Under this plan, Legg Mason is authorized to repurchase up to 3 million shares on the open market at its discretion. During the fiscal years ended March 31, 2004, 2003 and 2002, Legg Mason repurchased and retired 789 shares for $65,399, 885 shares for $41,963 and 137 shares for $7,130, respectively.

13. Employee Stock Option Plans

At March 31, 2004, 13.3 million shares were authorized to be issued under Legg Mason's equity incentive stock plans. Options under Legg Mason's employee stock plans have been granted at prices not less than 100% of the fair market value. Options are generally exercisable in equal increments over 3 to 5 years and expire within 5 to 10 years from the date of grant. See Note 1 for a further discussion of stock-based compensation.

Stock option transactions under the plans during the three years ended March 31, 2004 are summarized below:

	Number of Shares	Weighted-Average Exercise Price Per Share
Options outstanding at March 31, 2001	8,081	$32.00
Granted	2,335	48.52
Exercised	(1,118)	16.22
Canceled	(286)	41.13
Options outstanding at March 31, 2002	9,012	$37.95
Granted	1,436	40.36
Exercised	(502)	20.89
Canceled	(333)	46.15
Options outstanding at March 31, 2003	9,613	$38.92
Granted	544	68.87
Exercised	(1,895)	32.66
Canceled	(371)	46.28
Options outstanding at March 31, 2004	**7,891**	**$42.14**

The following information summarizes Legg Mason's stock options outstanding at March 31, 2004:

Exercise Price Range	Option Shares Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Life (in years)
$ 6.30–$28.75	900	$23.56	2.8
28.76– 33.00	1,267	30.13	3.2
33.01– 46.64	2,409	39.48	4.9
46.65– 69.59	3,315	53.71	5.2

At March 31, 2004, 2003 and 2002, options were exercisable on 4,163, 4,522, and 3,248 shares, respectively, and the weighted average exercise prices were $36.86, $33.03 and $28.03, respectively.

The following information summarizes Legg Mason's stock options exercisable at March 31, 2004:

Exercise Price Range	Option Shares Exercisable	Weighted-Average Exercise Price Per Share
$ 6.30–$28.75	900	$23.56
28.76– 33.00	1,095	30.04
33.01– 46.64	945	38.82
46.65– 69.59	1,223	51.23

Legg Mason also has a stock option plan for non-employee directors. Options granted under the plan are immediately exercisable at a price equal to the fair value of the shares on the date of grant. Options issuable under the plan, limited to 1.1 million shares in aggregate, have a term of not more than ten years from the date of grant. At March 31, 2004, options on 664 shares have been granted, of which 412 are currently outstanding.

14. Deferred Compensation Stock Trust

In accordance with EITF Issue 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts are Held in a Rabbi Trust and Invested," assets of rabbi trusts are to be consolidated with those of the employer, and the value of the employer's stock held in the rabbi trusts should be classified in stockholders' equity and generally accounted for in a manner similar to treasury stock. Therefore, the shares Legg Mason has issued to its rabbi trust and the corresponding liability related to the deferred compensation plans are presented as components of stockholders' equity as Employee stock trust and Deferred compensation employee stock trust, respectively. Shares held by the Plan at March 31, 2004 and 2003 were 3,394 and 3,370, respectively.

15. Off-Balance Sheet Risk and Concentration of Credit

In the normal course of business, Legg Mason executes, settles and finances customer and proprietary securities transactions. These activities expose Legg Mason to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

Securities transactions generally settle within three business days of trade date. Should a customer or broker fail to deliver cash or securities as agreed, Legg Mason may be required to purchase or sell securities at unfavorable market prices.

Legg Mason extends credit to customers, collateralized by cash and securities, subject to regulatory and internal requirements. Customer margin transactions include purchases of securities, sales of securities not yet purchased and purchases and sales of option contracts. Legg Mason continually monitors compliance with margin requirements and requests customers to deposit additional collateral or reduce positions when necessary. Such transactions expose Legg Mason to risk in the event that margin deposits are insufficient to fully cover customer losses.

Legg Mason invests in short-term resale agreements collateralized by U.S. government and agency securities. The collateral securities are generally delivered either to Legg Mason, or in the case of tri-party resale agreements, to a custodian bank. Such transactions expose Legg Mason to risk in the event the counterparty does not repurchase the securities and the value of the collateral held is less than the underlying receivable. Legg Mason monitors the value of the collateral daily and requests additional collateral when necessary. Legg Mason borrows and lends securities to finance transactions and facilitate the settlement process, utilizing both firm proprietary positions and customer margin securities held as collateral. In addition, Legg Mason engages in conduit securities borrowing and lending activities in which it acts as an agent to facilitate settlement for other institutions. In both firm and conduit transactions, Legg Mason deposits or receives cash generally equal to 102% of the market value of the securities exchanged and monitors the adequacy of collateral levels on a daily basis. Legg Mason sells securities it does not currently own, and is obligated to subsequently purchase such securities at prevailing market prices. Legg Mason is exposed to risk of loss if securities prices increase prior to closing the transactions.

Legg Mason periodically borrows funds from financial institutions on a collateralized basis, utilizing customer margin securities. Should the counterparty fail to return customer securities pledged, Legg Mason is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

Legg Mason's customer financing and securities lending activities require Legg Mason to pledge customer securities as collateral for various financing sources such as bank loans and securities lending. At March 31, 2004, Legg Mason had approximately $1.4 billion of customer securities under customer margin loans that are available to be repledged, of which Legg Mason has repledged approximately $70,384 under securities loan agreements. In addition, Legg Mason has received collateral of approximately $550,325 under securities borrowings agreements, of which Legg Mason has repledged approximately $464,246. Legg Mason has also received collateral of approximately $2.6 billion under reverse repurchase agreements for its customer reserve requirement, none of which has been repledged.

16. Special Purpose Entities

In the normal course of its business activities, Legg Mason is the collateral manager of collateralized debt obligation entities, the general partner, and in some cases a limited partner, in investment partnerships and the investment manager and/or managing member in limited liability companies, trusts and off shore investment vehicles. Accordingly, Legg Mason may obtain variable interests in the VIEs that it manages. These entities are investment vehicles and include many types of investment strategies including real estate, equity and fixed income portfolios. For its services, Legg Mason is entitled to receive management fees and may be eligible, under certain circumstances, to receive additional subordinate management fees or other incentive fees. Legg Mason did not sell or transfer assets to any of the VIEs. Legg Mason's exposure to risk in these entities is generally limited to any equity investment it has made or is required to make and any earned but uncollected management fees. Legg Mason does not issue any performance guarantees to these VIEs or its investors. Uncollected management fees from these VIEs were not material at March 31, 2004.

In determining whether it is the primary beneficiary of these VIEs, Legg Mason considers both qualitative and quantitative factors such as the voting rights of the equity holders, economic participation of all parties, including how fees are earned by and paid to Legg Mason, related party ownership and guarantees. In determining the primary beneficiary, Legg Mason must make assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE including investment returns, cash flows and credit risks. These assumptions and estimates have a significant bearing on the determination of the primary beneficiary. If Legg Mason's assumptions or estimates were to be materially incorrect, Legg Mason might be required to consolidate additional VIEs. Consolidation of these VIEs would result in an increase to assets with a corresponding increase in liabilities on the Consolidated Statements of Financial Condition and an increase in net revenues with a corresponding increase in expenses on the Consolidated Statements of Earnings.

As a result of the adoption of FIN 46-R, at March 31, 2004, Legg Mason was required to consolidate one investment partnership and two investment trusts with total assets of $13,137 solely due to the underlying ownership of these entities being comprised of employees' interests. See Note 4 for the trading assets and liabilities of the consolidated VIEs. Legg Mason does not have an ownership interest in these entities and as such the net equity of these entities is reflected as minority interest in Other liabilities on the Consolidated Statements of Financial Condition. Legg Mason's assets, exclusive of the assets of the consolidated VIEs, are not subject to claims of creditors of these consolidated VIEs and likewise the assets of the consolidated VIEs are not available to Legg Mason's creditors. In addition, the results of operations of these consolidated VIEs are immaterial.

As of March 31, 2004, the following table is a summary of the VIEs in which Legg Mason has a significant variable interest but is not the primary beneficiary (dollars in millions):

Entity Type	Number of Entities	Total Assets	Equity Investment	Capital Commitments	Date of Earliest Involvement
CDOs	5	$1,972	$—	$—	August 2000
Offshore Investment Vehicles[1]	3	1,197	—	—	August 1995
Trusts	13	1,010	—	—	November 1993
Limited Partnerships/REITs	11	494	14	17	September 1986
Limited Liability Companies[2]	3	26	—	—	March 2001
Total	35	$4,699	$14	$17	

[1] *Includes one money market fund with assets of $1.1 billion that Legg Mason believes it has less than a 1% variable interest.*

[2] *Excludes 4 limited liability companies in which one of Legg Mason's asset management subsidiaries has approximately $17.9 million invested by its long-term incentive plan. Legg Mason does not have a direct variable interest since it does not earn any fees on these assets.*

17. Regulatory Requirements

The Parent's broker-dealer subsidiaries are subject to the Securities and Exchange Commission's Uniform Net Capital Rule. The rule provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would fall below specified levels. As of March 31, 2004, the broker-dealer subsidiaries had aggregate net capital, as defined, of $408,611, which exceeded required net capital by $383,306.

The Parent's principal broker-dealer subsidiary must maintain a separate account for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3, as determined by periodic computations. The rule allows the broker-dealer to maintain the required amounts in cash or qualified securities. As of March 31, 2004, the amount segregated under rule 15c3-3 was $2,769,053.

The Parent's trust subsidiary is subject to the requirements of the Office of Thrift Supervision, which requires compliance with regulatory capital standards. As of March 31, 2004, the trust subsidiary met all capital adequacy requirements to which it is subject.

18. Business Segment Information

Legg Mason currently operates through three business segments: Asset Management, Private Client and Capital Markets. The business segment classifications are based upon factors such as the services provided and distribution channels utilized. Certain services that Legg Mason offers are provided to clients through more than one of its business segments. Therefore, the revenue categories are allocated to multiple segments. Legg Mason allocates certain common income and expense items among its business segments based upon various methodologies and factors. These methodologies are by their nature subjective and are reviewed periodically by management. Business segment results in the future may reflect reallocations of revenues and expenses that result from changes in methodologies, but any reallocations will have no effect on Legg Mason's consolidated results of operations.

Asset Management provides investment advisory services to institutional and individual clients and to company-sponsored investment funds. The primary sources of revenue in Asset Management are investment advisory, distribution and administrative fees, which typically are calculated as a percentage of the assets in the account and vary based upon factors such as the type of underlying investment product, the amount of assets under management and the type of services that are provided. In addition, performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks. Distribution fees earned on company-sponsored investment funds are reported in Asset Management when the fund is sold through direct marketing channels and in the Private Client segment when the fund is sold through its branch distribution network. Revenues from Asset Management tend to be more stable than those from Private Client and Capital Markets because they are less affected by changes in securities market conditions.

Private Client distributes a wide range of financial products through its branch distribution network, including equity and fixed income securities, proprietary and non-affiliated mutual funds and annuities. The primary sources of net revenues for Private Client are commissions and principal credits earned on equity and fixed income transactions in customer brokerage accounts, distribution fees earned from mutual funds, fee-based brokerage and managed account fees and net interest from customers' margin loan and credit account balances. Sales credits associated with underwritten offerings initiated in the Capital Markets segment are reported in Private Client when sold through its branch distribution network.

Capital Markets consists of Legg Mason's equity and fixed income institutional sales and trading and corporate and public finance investment banking. The primary sources of revenue for equity and fixed income institutional sales and trading include commissions and principal credits on transactions in both corporate and municipal products. Legg Mason maintains proprietary fixed income and equity securities inventory primarily to facilitate customer transactions and realizes trading profits and losses from proprietary trading activities. Investment banking revenues include underwriting fees and advisory fees from private placements and mergers and acquisitions. Sales credits associated with underwritten offerings are reported in Capital Markets when sold through institutional distribution channels. The results of this business segment also include realized and unrealized gains and losses on investments acquired in connection with merchant and investment banking activities.

In September 2003, Legg Mason sold the mortgage banking and servicing operation of LMRES, which had been previously reported in a fourth segment: Other. Other also included certain unallocated corporate revenues and expenses. Consolidated results have been restated to reflect the historical results of the sold business as discontinued operations and the remaining operations of LMRES in Capital Markets. The corporate revenues and expenses that are not allocated to the business segments are now reported separately as Corporate.

Business segment financial results are as follows:

	2004	2003	2002
Net revenues:			
Asset Management	**$ 969,328**	$ 648,128	$ 557,876
Private Client	**677,781**	588,596	618,251
Capital Markets	**295,796**	264,191	247,572
Corporate	**(1,793)**	(569)	(148)
Total	**$1,941,112**	$1,500,346	$1,423,551
Earnings before income tax provision:			
Asset Management	**$ 316,341**	$ 178,668	$ 159,171
Private Client	**120,735**	77,616	53,344
Capital Markets	**55,041**	51,632	38,990
Corporate	**(19,808)**	(1,060)	(362)
Total	**$ 472,309**	$ 306,856	$ 251,143
Net interest profit/(loss):			
Asset Management	**$ (32,724)**	$ (34,783)	$ (23,747)
Private Client	**48,945**	49,879	56,539
Capital Markets	**5,350**	5,088	4,111
Corporate	**(412)**	39	1,214
Total	**$ 21,159**	$ 20,223	$ 38,117

Legg Mason does not analyze asset information in all business segments.

Legg Mason principally operates in the United States, United Kingdom and Canada. Revenues and expenses for geographic purposes are generally allocated based on the location of the office providing the service. Results by geographic region are as follows:

	2004	2003	2002
Net revenues:			
United States	**$1,830,765**	$1,428,134	$1,350,861
United Kingdom	**70,250**	37,444	34,851
Canada	**26,615**	24,396	29,008
Other	**13,482**	10,372	8,831
Total	**$1,941,112**	$1,500,346	$1,423,551
Earnings before income tax provision:			
United States	**$ 454,814**	$ 301,748	$ 243,392
United Kingdom	**10,721**	(4,093)	(6,261)
Canada	**4,107**	7,342	11,860
Other	**2,667**	1,859	2,152
Total	**$ 472,309**	$ 306,856	$ 251,143

Quarterly Financial Data

(Dollars in thousands, except per share amounts)

(Unaudited)

	Quarter Ended			
Fiscal 2004	**Mar. 31**	**Dec. 31**	**Sept. 30**	**Jun. 30**
Revenues	**$576,483**	**$521,166**	**$472,721**	**$433,897**
Interest expense	**16,864**	**14,744**	**14,992**	**16,555**
Net revenues	**559,619**	**506,422**	**457,729**	**417,342**
Non-interest expenses	**412,967**	**372,723**	**361,095**	**322,018**
Earnings from continuing operations before income tax provision	**146,652**	**133,699**	**96,634**	**95,324**
Income tax provision	**54,727**	**52,866**	**37,260**	**36,848**
Net earnings from continuing operations	**91,925**	**80,833**	**59,374**	**58,476**
Discontinued operations, net of taxes	**—**	**—**	**785**	**(110)**
Gain on sale of discontinued operations, net of taxes	**—**	**—**	**6,481**	**—**
Net earnings	**$ 91,925**	**$ 80,833**	**$ 66,640**	**$ 58,366**
Earnings per share:				
Basic	**$ 1.36**	**$ 1.21**	**$ 1.00**	**$ 0.88**
Diluted	**1.21**	**1.07**	**0.93**	**0.83**
Cash dividend per share	**0.15**	**0.15**	**0.15**	**0.11**
Stock price range:				
High	**94.83**	**85.00**	**76.70**	**66.38**
Low	**78.38**	**73.88**	**66.75**	**49.09**

As of May 24, 2004, the closing price of Legg Mason's common stock was $85.83.

	Quarter Ended			
Fiscal 2003	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Revenues	$393,100	$391,957	$390,131	$411,155
Interest expense	16,668	20,887	23,816	24,626
Net revenues	376,432	371,070	366,315	386,529
Non-interest expenses	298,546	295,666	293,223	306,055
Earnings from continuing operations before income tax provision	77,886	75,404	73,092	80,474
Income tax provision	30,184	28,516	27,246	31,478
Net earnings from continuing operations	47,702	46,888	45,846	48,996
Discontinued operations, net of taxes	964	966	(475)	22
Net earnings	$ 48,666	$ 47,854	$ 45,371	$ 49,018
Earnings per share:				
Basic	$ 0.74	$ 0.73	$ 0.69	$ 0.74
Diluted	0.71	0.70	0.66	0.71
Cash dividend per share	0.11	0.11	0.11	0.10
Stock price range:				
High	52.99	52.73	48.50	56.97
Low	45.49	38.16	38.40	47.90

Legg Mason, Inc.
Executive Officers

Raymond A. Mason
Chairman, President and Chief Executive Officer

Peter L. Bain
Executive Vice President

F. Barry Bilson
Senior Vice President

James W. Brinkley
Senior Executive Vice President

Deepak Chowdhury
Senior Vice President

Charles J. Daley, Jr.
Senior Vice President and Treasurer

Mark R. Fetting
Executive Vice President

Richard J. Himelfarb
Senior Executive Vice President

Thomas P. Mulroy
Executive Vice President

Robert G. Sabelhaus
Executive Vice President

Timothy C. Scheve
Senior Executive Vice President

Elisabeth N. Spector
Senior Vice President

Joseph A. Sullivan
Executive Vice President

Edward A. Taber III
Executive Vice President

Corporate Data

Executive Offices
100 Light Street
Baltimore, Maryland
21202
(410) 539-0000
www.leggmason.com

SEC Certifications
The certifications by the Chief Executive Officer and the Principal Financial Officer of Legg Mason, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the Company's 2004 Annual Report on Form 10-K.

Form 10-K
Legg Mason's Annual Report on Form 10-K for fiscal 2004, filed with the Securities and Exchange Commission, is available upon request without charge by writing to the Company's Secretary at the Executive Offices of the Company.

Copies can also be obtained by accessing our website at www.leggmason.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
250 W. Pratt Street
Baltimore, Maryland
21201-2304

Transfer Agent
Wachovia Bank, N.A.
Equity Services Group
1525 West W.T. Harris Blvd.
3C3
Charlotte, North Carolina
28288-1153
(800) 829-8432
equityservices@wachovia.com

Common Stock
Shares of Legg Mason, Inc. common stock are listed and traded on the New York Stock Exchange (symbol: LM). As of March 31, 2004, there were 2,801 shareholders of record of the Company's common stock.

Legg Mason, Inc. Offices

Legg Mason Wood Walker, Inc.

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Mobile
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PENNSYLVANIA
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WEST VIRGINIA
Parkersburg
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SWITZERLAND
Geneva

Howard Weil, Inc.
New Orleans
Houston

Barrett Associates, Inc.
New York

Bartlett & Co.
Cincinnati
Indianapolis

Batterymarch Financial Management, Inc.
Boston
Singapore

Berkshire Asset Management, Inc.
Wilkes-Barre

Bingham Legg Advisers LLC
Boston

Brandywine Asset Management, LLC
Wilmington
Singapore

Legg Mason Asset Management (Asia) Pte Ltd
Singapore

Legg Mason Canada Inc.
Toronto
Montreal
Vancouver
Waterloo

Legg Mason Capital Management, Inc.
Baltimore

Legg Mason Focus Capital, Inc.
Bala Cynwyd
Bryn Mawr

Legg Mason Fund Adviser, Inc.
Baltimore

Legg Mason Funds Management, Inc.
Baltimore

Legg Mason Investments Holdings Limited
London

Legg Mason Limited
London
Madrid
Baltimore
Boston

Legg Mason Real Estate Services, Inc.
Philadelphia

Legg Mason Trust, fsb
Baltimore

Private Capital Management, L.P.
Naples

Royce & Associates, LLC
New York

Western Asset Management Company
Pasadena
Singapore

Western Asset Management Company Limited
London

LEGG MASON

Legg Mason, Inc.
100 Light Street
Baltimore, MD 21202

www.leggmason.com